ANNUAL INFORMATION FORM

For the year ended December 31, 2018

Dated as of March 11, 2019

FORWARD LOOKING STATEMENTS

This Annual Information Form contains “forward looking statements” within the meaning of Canadian securities legislation. Such forward-looking statements concern the Company’s anticipated results and developments in its operations, planned exploration of its properties, plans related to its business and other matters that may occur in the future and include, without limitation, statements with respect to: the Company’s outlook, the strategic plans, timing and expectations for the Company’s exploration and drilling programs at the Las Chispas Property, including construction of the Area 51 decline, metallurgical testing, mineralization estimates and grades for drill intercepts, permitting for various operations, optimizing and updating the Company’s resource model, timing of a preliminary economic assessment; information with respect to high grade areas and size of veins projected from sampling and drilling results; accessibility of properties, future mining prospects at the Las Chispas Property; and the Company’s ability to raise funds, and manage capital resources and meet working capital requirements.

Such forward looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: the reliability of mineralization estimates; the conditions in general economic and financial markets; precious metals prices; availability of funds; ability to develop and finance projects; availability of skilled labour; timing and amount of expenditures related to exploration and drilling programs; and effects of regulation by governmental agencies.

Forward looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward looking statements, including, without limitation: the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; precious metals price fluctuations; fluctuations in the foreign exchange rate (particularly the Mexican peso, Canadian dollar and United States dollar); uncertainty in the Company’s ability to fund the exploration and development of its mineral properties or the completion of further exploration programs; uncertainty as to whether the Company’s exploration programs will result in the discovery, development or production of commercially viable ore bodies or yield reserves; risks related to mineral properties being subject to prior unregistered agreements, transfers, claims and other defects in title; challenges to title by other mining companies; uncertainty in the ability to obtain financing if required; dependence on key personnel; and general market and industry conditions.

Forward looking statements are based on the expectations and opinions of the Company’s management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward looking statements included in this Annual Information Form if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

1.	GENERAL

1.1	Date of Information

All information in this Annual Information Form is as of March 11, 2019, unless otherwise indicated, and the information contained herein is current as of such date, unless otherwise stated.

1.2	Conversion Table

All data and information is presented in metric units. In this Annual Information Form, the following conversion factors were used:

2.47 acres	=	1 hectare	0.4047 hectares	=	1 acre
3.28 feet	=	1 metre	0.3048 metres	=	1 foot
0.62 miles	=	1 kilometre	1.609 kilometres	=	1 mile
0.032 ounces (troy)	=	1 gram	31.103 grams	=	1 ounce (troy)
1.102 tons (short)	=	1 tonne	0.907 tonnes	=	1 ton
0.029 ounces/ton	=	1 gram/tonne	34.286 grams/tonne	=	1 ounce/ton
1 ppm	=	1 gram/tonne
1 ounce/ton	=	34.286 ppm
1%	=	10,000 ppm

1.3	Technical Abbreviations

Ag	silver	Mo	molybdenum
Ag Eq.	silver equivalent	NI 43-101	National Instrument 43-101 Standards of Disclosure for Mineral Projects
Au	gold	NSR	net smelter returns
Au Eq.	gold equivalent	opt	ounces per ton
aver.	average	oz	ounce(s)
cm	centimetres	Pb	lead
Cu	copper	RC	reverse circulation
g	grams	t	tonne
gpt or g/t	grams per tonne	tpd	tonnes per day
ha	hectares	tr	trench
km	kilometres	W	tungsten
m	metres

1.4	Currency

All dollar ($) amounts stated in this Annual Information Form refer to Canadian dollars ($ or Cdn.$) unless United States dollars (U.S.$) are indicated. On March 11, 2019, the noon exchange rate for the United States dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was U.S.$1.00 = Cdn.$1.3414 (Cdn.$1.00 = U.S.$0.755. On December 31, 2018, the noon exchange rate for the United States dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was U.S.$1.00 = Cdn.$1.3642 (Cdn.$1.00 = U.S.$0.7330).

1.5	Qualified Persons

N. Eric Fier, CPG, P. Eng, is a “qualified person” within the meaning of NI 43-101, and has reviewed and approved the scientific and technical information relating to the Company's mineral properties disclosed in this Annual Information Form. Mr. Fier is the Chief Executive Officer and a director of SilverCrest Metals. Other qualified persons are responsible for the technical and scientific information contained in the technical reports incorporated by reference in this Annual Information Form. See “Interests of Experts – Names of Experts”.

2.	CORPORATE STRUCTURE

2.1	Name, Address and Incorporation

SilverCrest Metals Inc. (“SilverCrest Metals” or the “Company”) was incorporated under the name “1040669 B.C. Ltd.” under the Business Corporations Act (British Columbia) (“BCBCA”) on June 23, 2015. The Notice of Articles of the Company was subsequently amended on August 11, 2015, to change the name of the Company to “SilverCrest Metals Inc.”. Upon the Company’s incorporation on June 23, 2015, the Company was a wholly owned subsidiary of SilverCrest Mines Inc. (“SilverCrest Mines”). The Company was established as part of an arrangement (the “Arrangement”) completed under the BCBCA on October 1, 2015, pursuant to which First Majestic Silver Corp. (“First Majestic”) acquired SilverCrest Mines after the Company was spun off from SilverCrest Mines to the former shareholders of SilverCrest Mines. The Arrangement resulted in the Company holding title to various exploration properties located in Mexico that were formerly held by SilverCrest Mines. The common shares of the Company (the “Common Shares”) commenced trading on the TSX Venture Exchange (“TSX-V”) at opening on October 9, 2015 and were listed on the NYSE American (“NYSE”) on August 21, 2018.

At the time of the Arrangement, the Company considered Cruz de Mayo to be its material property and had five other properties in Mexico: Las Chispas, Huasabas, Guadalupe, Angel de Plata and Estacion Llano.

The head office of the Company is located at Suite 501, 570 Granville Street, Vancouver, British Columbia, V6C 3P1. The registered office of the Company is located at 19th Floor, 885 West Georgia Street, Vancouver, British Columbia, V6C 3H4.

2.2	Intercorporate Relationship

Minera La Llamarada, S.A. de C.V., a Mexico corporation (“La Llamarada”), Babicanora Agricola del Noroeste, S.A. de C.V., a Mexico corporation, and NorCrest Metals Inc., a British Columbia company, are legally or beneficially wholly-owned subsidiaries of the Company.

3.	GENERAL DEVELOPMENT OF THE BUSINESS

3.1	Overview

SilverCrest Metals is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on making new discoveries and value-added acquisitions, and targeting production in Mexico’s historic precious metal districts. The Company’s ongoing initiative is to increase its asset base by acquiring and developing substantial precious metal resources, and ultimately operating high grade silver and/or gold mines in Mexico. The Company’s principal focus is currently its Las Chispas property (“Las Chispas”), which is located approximately 180 kilometres northeast of Hermosillo, Sonora, Mexico. Las Chispas is in a prolific mining area with nearby precious metal producers, and consists of 28 concessions totalling approximately 1,401 hectares.

The Company has a portfolio of five other mineral exploration properties, which are comprised of the Cruz de Mayo Property (Sonora, Mexico), Huasabas Property (Sonora, Mexico) (currently under cancellation process), Guadalupe Property (Durango, Mexico) (currently optioned to a third party), Angel de Plata Property (Sonora, Mexico) and Estacion Llano Property (Sonora, Mexico).

The Company’s Common Shares are currently traded on the TSX-V under the symbol “SIL” and on the NYSE under the symbol “SILV”.

3.2	Three Year History

2016

Las Chispas

In early 2016, the Company completed initial general exploration activities on Las Chispas, including mapping, sampling and geochemical analysis. As a result of the initial work, the Company began its Phase I exploration program in late March 2016, which included the rehabilitation of several historic silver-gold mines at Las Chispas covering 11.5 kilometres, and a surface drilling program of approximately 3,000 metres.

On June 9, 2016, the Company announced the extension of its surface drilling program from 3,000 metres to 5,000 metres. By June 9, 2016, 15 holes had been completed for a total of approximately 3,700 metres. All holes had intersected quartz stockwork and veining.

On August 18, 2016, the Company announced the completion of its Phase I surface drilling program, with the Company having drilled 22 core holes for a total of approximately 6,400 metres. A combined 19 holes were drilled in Las Chispas and William Tell veins, and 3 holes were drilled in the La Victoria area near the Babicanora vein.

On October 31, 2016, the Company completed a technical report titled “Technical Report on the Las Chispas Property, Sonora, Mexico”.

By November 2016, the Company had accessed approximately 7 kilometres of underground working in connection with its underground rehabilitation. As the Company opened and explored the underground workings, it collected samples at intervals of 2 to 3 metres along strike length of veins. The Company also received an underground drilling permit for Las Chispas, including the permission to mine a 100,000-tonne bulk sample for testing and processing off-site. With these permits in place, the Company commenced its Phase II exploration program in November 2016.

Huasabas Property

In 2016, the Company completed its drill project at its 100% owned Huasabas property located in Sonora, Mexico. Approximately 1,091 metres of drilling was completed in five (5) core holes.

Bought Deal Prospectus Offering

To finance Phase II exploration, SilverCrest Metals completed a prospectus offering (the “2016 Prospectus Offering”) of 5,232,500 units of the Company at a price of $2.20 per unit for gross proceeds of $11,511,500 in December 2016. Each unit consisted of one common share of SilverCrest Metals and one half of one common share purchase warrant. Each whole warrant entitled the holder to acquire one common share of SilverCrest Metals at an exercise price of $3.00 per share until December 6, 2018. The warrants were listed and posted for trading on the TSX-V on December 9, 2016, under the trading symbol “SIL.WT”. In connection with the offering, the Company paid the underwriters a 6% cash commission.

2017

Las Chispas

During 2017, the Company continued Phase II exploration at Las Chispas.

By January 18, 2017, the Company had drilled 12 holes for a total of 2,400 metres in the Phase II program. Surface drilling at the northern extension of the Las Chispas and William Tell veins continued for resource estimation. Underground drilling of three holes at the Babicanora Vein had also been completed. All holes intercepted quartz stockwork, quartz veining and shear zone.

On March 2, 2017, the Company announced that approximately 50% of the Las Chispas Phase II exploration program had been completed, with 20 holes drilled totalling about 4,500 metres. Fourteen holes were drilled in the Las Chispas and William Tell veins, and six holes were drilled in the Babicanora Vein.

On April 17, 2017, La Llamarada purchased a 2,500 hectare ranch which covers approximately 40% of the surface rights over the Las Chispas mining concessions.

On May 11, 2017, the Company announced the completion of approximately 85% of the Las Chispas Phase II exploration program, with 38 core holes having been drilled totalling about 8,500 metres. Twenty-four holes were drilled in the Las Chispas and William Tell vein, twelve holes were drilled in the Babicanora Vein and one hole was drilled in each of Espiritu Santo and Varela veins.

In June 2017, the Company expanded its Phase II exploration program from its initial program of an 8,000 to 10,000 metre underground and surface core drill program. By June 22, 2017, the Company had drilled 14,205 metres at the Las Chispas and Babicanora areas, with plans to drill an additional 3,500 metres in Phase II by the end of July 2017.

In August 2017, the Phase II exploration program was again expanded for a total of 23,000 to 25,000 metres. The Company had completed its surface drilling in the Las Chispas area, but continued surface drilling in the Babicanora area. In addition to core drilling, the Phase II exploration program at Las Chispas included continuing underground rehabilitation, underground channel sampling, expanded surface mapping and sampling in the district, initial metallurgical work and auger drilling to determine accurate volumetrics and grade of historic dumps.

On October 26, 2017, the Company announced that the Phase II exploration program had been expanded to approximately 29,000 metres, of which 25,000 metres had already been drilled. When combined with the Company’s Phase I exploration program of 6,500 metres in 2016, the Company had drilled a total of approximately 35,000 metres in 141 holes covering a cumulative vein strike length of approximately 2.5 kilometres out of an estimated 12 kilometres. All of the holes drilled intercepted epithermal quartz veining, stockwork veinlets and/or breccia.

During 2017, the Company drilled a total of 32,822 metres in 125 drill holes for a total of 41,418 metres in 157 drill holes since inception at the Las Chispas Property. The Company incurred a total of $9.8 million in exploration expenditures during 2017, for a total of $12.9 million since inception at the Las Chispas Property.

Cruz de Mayo Property

In December 2017, SilverCrest Metals terminated an assignment agreement by which it had an option to purchase a 100% interest in the El Gueriguito concession located on the Cruz de Mayo property. As a result, the Company recorded an impairment expense of $76,387 for previously capitalized costs relating to this concession as of December 31, 2017. The assignment agreement was subsequently reinstated in 2018.

Bought Deal Private Placement

On December 19, 2017, the Company completed a private placement (the “2017 Private Placement”) of 9,572,810 units at a price of $1.05 per unit for gross proceeds of $10,051,450. Each unit consisted of one common share and one half of one common share purchase warrant. Each whole warrant entitled the holder to purchase one common share of the Company at a price of $1.45 per share until December 19, 2019. In connection with the offering, the Company paid the underwriters a cash commission of $568,282. Proceeds from the offering were used for the preparation of SilverCrest Metals’ initial mineral resource estimate, to further finance exploration activities at Las Chispas and general working capital.

2018

Las Chispas

SilverCrest Metals completed its Phase II exploration program in February 2018 and announced the results of its exploration program in an initial resource estimate for Las Chispas. The Company filed an independent NI 43-101 technical report disclosing the Las Chispas resource estimate titled “Technical Report and Mineral Resource Estimate for the Las Chispas Property, Sonora, Mexico”, effective February 12, 2018. The resource estimate was focused on an estimated 3.5 kilometres of approximately 12 kilometres of then estimated cumulative vein strike length in the district. Upon completion on its Phase II exploration program in February 2018, the Company commenced a Phase III exploration program, initially estimated to cost U.S.$15.0 million, and include 140 holes and 45,000 metres.

In February 2018, La Llamarada purchased the Rancho Cuesta Blanca, covering an area of 671.9 hectares. The Company now owns approximately two thirds of the surface rights covering its optioned mining concessions. A 20 year lease agreement for land access and exploration activities to the remaining one third of the surface rights on the mineral concessions is in place with a local ejido.

On September 19, 2018, the Company announced an updated resource estimate for Las Chispas, and on November 21, 2018 subsequently filed a technical report pursuant to National Instrument 43-101 (“NI43-101”) on this resource estimate. The mineral resource estimate was based on the Company’s Phase I, II and partial Phase III exploration programs from March 2016 to September 13, 2018, which included a total of 82,810 metres of drilling in 305 holes. The resource estimate included an estimated 5.5 kilometres of approximately 20 kilometres of cumulative vein strike length in the district. During 2019, the Company plans on advancing the project by continuing Phase III drilling to provide an updated resource report and completing a Preliminary Economic Assessment (“PEA”).

On October 2, 2018, SilverCrest retained the services of Tetra Tech Inc. of Vancouver, BC to complete the PEA for the Las Chispas project. The PEA will consider the conceptual economics of developing a 1,000 to 1,500 tonne per day underground mining operation with a counter-current decantation facility (CCD) and Merrill Crowe recovery circuit similar to those of the nearby Santa Elena and Mercedes mines. The PEA is expected to be completed in Q2, 2019 (extended from the previously announced Q1, 2019 estimate as the Company expanded the scope of drilling to include in the resource estimate for the PEA). As part of the PEA, the Company is completing expansion and in-fill drilling and metallurgy testwork at Las Chispas. Given the high-grade nature of Las Chispas, the Company is evaluating cyanidation with a possible add-on gravity and/or flotation circuit followed by intense leaching. This test work will help determine the potential for higher silver recoveries using both cyanidation, gravity and flotation methods. Initial metallurgical testwork completed in November 2017 showed average recoveries of 86.6% for silver and 98% for gold using standard cyanidation only.

During December 2018, the Company selected its contractor to construct an exploration decline to access the Babicanora Vein, Area 51 zone. As of February 2019, the Company obtained the necessary permits and commenced work on the decline, estimated to be 550 metres long, 4.5 metres wide by 4.0 metres in height. The work will also include drifting 400 to 800 metres along the strike of vein mineralization to collect additional information on vein grade and width continuity, reconciliation with the resource model, geotechnical parameters, mineability, and bulk sampling for additional metallurgical testwork. During the construction of the exploration drifts, the Company plans to set up drill stations to further in-fill drill the Area 51 zone and test for extensions at depth. The Company expects to be drifting in high-grade mineralization and stockpiling this material in the second half of 2019.

As of December 31, 2018, SilverCrest had expanded its drilling for Phase III (originally estimated to be 45,000 metres in February 2018) and had drilled a further 30,770 metres in 121 holes since September 2018 for total of 67,830 metres in 243 holes for its Phase III exploration program. From March 2016 to December 31, 2018, the Company has drilled a cumulative 113,580 metres in 426 holes. The Company incurred $18.3 million in exploration expenditures during 2018 for a total of $31.3 million since inception for Las Chispas.

Guadalupe Property

In late February, 2018, the Company entered into an assignment of mining concession agreement for the sale and purchase of 100% title of the Guadalupe Mining Concession. See “Other Exploration Properties – Guadalupe Property”.

Other Properties

In May 2018, the Company reinstated the assignment agreement to purchase a 100% in the El Gueriguito concession by making a payment of U.S.$50,000. During 2018, the Company made an additional payment of U.S.$50,000 in accordance with the assignment agreement.

While the Company continues to have a 100% ownership or option interest in the Cruz de Mayo, Huasabas, Angel de Plata, and Estacion Llano properties, no substantive exploration expenditures are currently budgeted nor planned. As a result, the Company recorded an impairment expense of $642,283 for all previously capitalized costs related to these properties. The Company considers these properties to be non-material and continues to hold the concessions in good standing under care and maintenance.

Financings

In connection with the appointment of Christopher Ritchie as President of the Company, the Company completed a private placement of $749,988 with Mr. Ritchie. The private placement, which closed on January 17, 2018, was comprised of 451,800 units at a price of $1.66 per unit, with each unit consisting of one common share and one half of one common share purchase warrant. Each whole warrant is exercisable for one common share at a price of $2.29 per share for a term of two years.

In May 2018, the Company completed a short form prospectus offering whereby the Company issued 8,214,450 common shares at a price of $2.10 for gross proceeds of $17,250,345. Commissions of $1,313,613 were paid in connection with the prospectus offering.

In December 2018, the Company completed a private placement with SSR Mining Inc. of 8,220,645 common shares at a price of $3.73 per common share for gross proceeds of $30,663,006. No finder’s fees were paid in connection with the private placement.

3.3	Significant Acquisitions

The Company has not made any significant acquisitions since it became a reporting issuer upon completion of the Arrangement.

4.	DESCRIPTION OF BUSINESS

4.1	General

The Business of the Company

The Company is a Canadian precious metals exploration company that is focused on making new discoveries and value-added acquisitions, and targeting production in Mexico’s precious metal districts.

The Company’s ongoing initiative is to increase its asset base by acquiring and developing substantial precious metal resources, and ultimately operating high grade silver and/or gold mines in Mexico.

For the last three fiscal years, the Company has been focused on the exploration program of Las Chispas. For a summary of the activities at Las Chispas, see “General Development of the Business – Three Year History”.

Specialized Skill and Knowledge

Most aspects of the Company’s business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, exploration, development, construction, production and accounting. The Company has a number of executive officers and employees with extensive experience in mining, geology, metallurgy, exploration and development in Mexico and other parts of North, Central and South America and elsewhere, as well as executive officers and employees with relevant accounting experience.

Competitive Conditions

The Company competes with major mining companies and other smaller natural resource companies in the acquisition, exploration, financing and development of new properties and projects in North America. Many of these companies are more experienced, larger and have greater financial resources for, among other things, financing and the recruitment and retention of qualified personnel. See “Risk Factors – Competitive Conditions”.

Employees

As at the date hereof, the Company and its subsidiaries have an aggregate of approximately 12 full-time employees and 14 contractors. All management functions of the Company are performed by the executive officers of the Company, either directly or through their consulting companies.

Foreign Operations

The Company’s activities are currently focused on the exploration of the Las Chispas property located in Sonora, Mexico, which exposes it to various levels of political, economic and other risks and uncertainties associated with operating in a foreign jurisdiction. Operating in Mexico, a developing economy, has certain risks, including changes to or invalidation of government mining regulations; expropriation or revocation of land or property rights; changes in foreign ownership rights; changes in foreign taxation rates; corruption; uncertain political climate; terrorist actions or war; and lack of a stable economic climate. See “Risk Factors – Foreign Operations”.

4.2	Risk Factors

The following factors are those which are the most applicable to the Company. The discussion which follows is not inclusive of all potential risks. Risk management is an ongoing exercise upon which the Company spends a substantial amount of time. While it is not possible to eliminate all of the risks inherent in the mining business, the Company strives to manage these risks, to the greatest extent possible, to ensure that its assets are protected.

Risks Inherent in the Mining Business

The business of exploring for mineral resources is inherently risky. Few properties that are explored are ultimately developed into producing mines. The business involves significant financial risks over a significant period of time that even a combination of careful evaluation, experience and knowledge may not eliminate. It is impossible to ensure that the Company’s current or proposed exploration programs will result in commercially viable mining operations.

Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, permitting and environmental protection; and changes in political, social and economical conditions in Mexico. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital. There is no certainty that the expenditures made by the Company towards the search, evaluation and development of mineral deposits will result in commercial quantities of ore.

Even after the commencement of mining operations, such operations may be subject to risks and hazards, including availability of a suitably trained or trainable labour force, an effective working relationship between the Company and its labour force, successful renegotiation of labour contracts when they expire, particularly with respect to its unionized labour force and related collective agreement, environmental hazards, industrial accidents, unusual or unexpected geological formations or conditions, unanticipated metallurgical difficulties, the ability to acquire on a timely basis the equipment and materials necessary to operate the mine at full planned capacity, weather conditions (including historically unforeseen and unpredictable changes in weather patterns such as significantly increased severity of adverse conditions), rock bursts, cave-ins or other ground control problems, seismic activity, flooding, and water conditions. The occurrence of any of the foregoing could result in damage to or destruction of mineral properties or production facilities, personal injuries, environmental damage, delays or interruption of production, increases in production costs, monetary losses, legal liability and adverse government action.

No History of Operations or Earnings

The Company has no history of operations or earnings. The Company is an exploration stage company, and no operating revenues are anticipated until one of the Company’s projects comes into production, which may or may not occur. As such, any future revenues and profits are uncertain. The Company is subject to many risks common to such enterprises, including under capitalization, cash shortages, limitations with respect to personnel, financial and other resources, and lack of revenues. There is no assurance that an investor will be successful in achieving a return on an investment in the Common Shares of the Company and the likelihood of success must be considered in light of its early stage of development. The Company will require additional financing to further explore, develop, acquire, and achieve commercial production on, its property interests and, if financing is unavailable for any reason, the Company may become unable to acquire and retain its property interests and carry out its business plan.

There can be no assurance that any of the Company’s properties will be successfully placed into production, produce minerals in commercial quantities or otherwise generate operating earnings. Advancing projects from the exploration stage into development and commercial production requires significant capital and time and will be subject to further technical studies, permitting requirements and construction of mines, processing plants, roads and related works and infrastructure. The Company will continue to incur losses until mining related operations successfully reach commercial production levels and generate sufficient revenue to fund continuing operations. There is no certainty that the Company will generate revenue from any source, operate profitably or provide a return on investment in the future.

No Mineral Production

The Company does not have an interest in a producing mineral property. There is no assurance that commercial quantities of minerals will be discovered at any Company property, nor is there any assurance that any future exploration programs of the Company on any of its properties will yield any positive results. Even where potentially commercial quantities of minerals are discovered, there can be no assurance that any property of the Company will ever be brought to a stage where mineral reserves can be profitably produced thereon. Factors which may limit the ability of the Company to produce mineral resources from its properties include, but are not limited to, the price of mineral resources, availability of additional capital and financing and the nature of any mineral deposits.

Global Financial Conditions

Recent global financial conditions have been characterized by increased volatility, and access to public financing, particularly for junior mineral exploration companies, has been negatively impacted. These conditions may affect the Company’s ability to obtain equity or debt financing in the future on terms favourable to the Company or at all. If such conditions continue, the Company’s operations could be negatively impacted.

Competitive Conditions

The mineral industry is intensely competitive in all its phases. The Company competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

Commodity Markets

The price of the Company’s securities, its financial results, and its access to the capital required to finance its exploration activities may in the future be adversely affected by declines in the price of precious and base metals. Precious metal prices fluctuate widely and are affected by numerous factors beyond the Company’s control such as the sale or purchase of precious metals by various dealers, central banks and financial institutions, interest rates, exchange rates, inflation or deflation, currency exchange fluctuations, global and regional supply and demand, production and consumption patterns, speculative activities, increased production due to improved mining and production methods, government regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, environmental protection, and international political and economic trends, conditions and events. If these or other factors adversely affect the price of precious and base metals, the market price of the Company’s securities may decline.

Insurance and Uninsured Risks

The Company’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave ins, changes in the regulatory environment, natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays in the ability to undertake exploration, monetary losses and possible legal liability.

The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. The Company might also become subject to liability for pollution or other hazards which it may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Loss of Key Personnel

The Company depends on the business and technical expertise of a number of key personnel, including its directors and executive officers and key personnel working full-time in management and administrative capacities or as consultants. The number of persons skilled in the acquisition, exploration and development of mining properties is limited and competition for such persons is intense. As the Company’s exploration and development activities expand, it will require additional key personnel. The Company does not maintain life insurance for such personnel. The loss of any key personnel, or the failure to retain such personnel, could have a material adverse effect on the Company’s future operations and financial condition.

Potential Conflicts of Interest

The directors and officers of the Company may serve as directors and/or officers of other public and private companies, and may devote a portion of their time to manage other business interests. This may result in certain conflicts of interest.

To the extent that such other companies may participate in ventures in which the Company is also participating, such directors and officers of the Company may have a conflict of interest. The laws of British Columbia, Canada, require the directors and officers to act honestly, in good faith, and in the best interests of the Company and its shareholders. However, in conflict of interest situations, directors and officers of the Company may owe the same duty to another company and will need to balance the competing obligations and liabilities of their actions.

Environmental Factors

All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that any future changes in environmental regulation will not adversely affect the Company’s operations. The costs of compliance with changes in government regulations have the potential to reduce the profitability of future operations. Environmental hazards that may have been caused by previous or existing owners or operators may exist on the Company’s mineral properties, but are unknown to the Company at the present.

Foreign Operations

The Company’s properties are located in Mexico and therefore exposed to various levels of political, economic and other risks and uncertainties which could result in work stoppages, blockades of the Company’s business activities and appropriation of assets. Some of the Company’s properties may be located in areas where Mexican drug cartels operate. These risks and uncertainties vary from region to region and include, but are not limited to, terrorism; hostage taking; local drug gang activities; military repression; expropriation; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Local opposition to mine development projects could arise in Mexico and such opposition could be violent. There can be no assurance that such local opposition will not arise with respect to the Company’s foreign operations. If the Company was to experience resistance or unrest in connection with its operations, it could have a material adverse effect on its operations and profitability.

Title to Assets

Although the Company has or will receive title opinions for any properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. The Company has not conducted surveys of certain of the claims in which it holds direct or indirect interest and, therefore, the precise area and location of such claims may be in doubt. The Company’s mineral concessions may be subject to prior unregistered agreements or transfers or native land claims, and title may be affected by unidentified or unknown defects. The Company has conducted as thorough an investigation as possible on the title of properties that it has acquired or will be acquiring to be certain that there are no other claims or agreements that could affect its title to the concessions or claims. If title to the Company’s properties is disputed it may result in the Company paying substantial costs to settle the dispute or clear title and could result in the loss of the property, which events may affect the economic viability of the Company.

Surface Rights

A mineral concession in Mexico does not confer any ownership of surface rights. The majority of the Company’s mineral properties are located in remote and relatively uninhabited areas. There are currently no areas of interest within the Company’s mineral concessions that are overlain by significant habitation or industrial users, however there are potential overlapping surface usage issues in some areas. Some surface rights are owned by local communities or “Ejidos”, and some surface rights are owned by private ranching or residential interests. The Company will be required to negotiate the acquisition of surface rights in those areas where it may wish to develop mining operations. The Company’s mineral interests are located on community or private land, and it is necessary to deal with the owners for access and any potential development or exploitation rights. There can be no assurance that the Company will be able to negotiate and acquire surface access rights on terms acceptable to the Company or at all.

Additional Capital and Financing Risks

The Company may advance beyond its currently planned surface and underground exploration, and will use its working capital to carry out such activities. The Company has no source of operating cash flow. The exploration and development of the Company’s properties may be dependent upon the Company’s ability to obtain financing through equity or debt, and there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favourable to the Company. Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development of the Company’s projects.

Differences in U.S. and Canadian reporting of mineral resources

The Company’s mineral resource estimates are not directly comparable to those made in filings pursuant to SEC Industry Guide 7 under the United States Securities Act of 1933, as amended, as the Company generally reports mineral resources in accordance with Canadian practices. These practices are different from those used to report mineral resource estimates in reports and other materials filed pursuant to SEC Industry Guide 7. It is Canadian practice to report measured, indicated and inferred resources, which historically has not been permitted in disclosure filed in accordance with SEC Industry Guide 7 by United States issuers. Under SEC Industry Guide 7, historically, mineralization was not classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves.

Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, SEC Industry Guide 7 historically has only permitted issuers to report mineralization that does not constitute “reserves” as in-place tonnage and grade without reference to unit of metal measures.

Accordingly, information concerning descriptions of mineralization, reserves and resources contained in this Annual Information Form, or in the documents incorporated herein by reference, may not be comparable to information made public by United States companies pursuant to SEC Industry Guide 7.

Claims Under U.S. Securities Laws

The enforcement by investors of civil liabilities under the federal securities laws of the United States may be affected adversely by the fact that the Company is incorporated under the laws of British Columbia, Canada, that the independent chartered public accountants who have audited the Company’s financial statements, that the experts who have prepared reports related to the mineral properties of the Company and some or all of the Company’s directors and officers may be residents of Canada or elsewhere, and that all or a substantial portion of the Company’s assets and said persons are located outside the United States. As a result, it may be difficult for holders of the Company’s common shares to effect service of process within the United States upon people who are not residents of the United States or to realize in the United States upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States.

Changes in Climate Conditions

A number of governments have introduced or are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Regulation relating to emission levels (such as carbon taxes) and energy efficiency is becoming more stringent. If the current regulatory trend continues, this may result in increased costs at some or all of the Company’s operations. In addition, the physical risks of climate change may also have an adverse effect on the Company’s operations. Extreme weather events have the potential to disrupt operations at the Company’s properties and may require the Company to make additional expenditures to mitigate the impact of such events.

Anti-Corruption and Anti-Bribery Laws

The Company’s operations are governed by, and involve interactions with, various levels of government in foreign countries. The Company is required to comply with anti-corruption and anti-bribery laws, including the Corruption of Foreign Public Officials Act (Canada) and the Foreign Corrupt Practices Act (US) and similar laws in México. In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under such laws, resulting in greater scrutiny and punishment to companies convicted of violating anti-corruption and anti-bribery laws. A company may be found liable for violations by not only its employees, but also by its contractors and third party agents. The Company’s internal procedures and programs may not always be effective in ensuring that it, its employees, contractors or third party agents will comply strictly with all such applicable laws. If the Company becomes subject to an enforcement action or is found to be in violation of such laws, this may have a material adverse effect on the Company’s reputation, result in significant penalties or sanctions, and have a material adverse effect on the Company’s operations.

Compliance with Canada’s Extractive Sector Transparency Measures Act

The Extractive Sector Transparency Measures Act (Canada) (“ESTMA”) requires public disclosure of certain payments to governments by companies engaged in the commercial development of minerals which are publicly listed in Canada. Mandatory annual reporting is required for extractive companies with respect to payments made to foreign and domestic governments, including aboriginal groups. ESTMA requires reporting on the payments of any taxes, royalties, fees, production entitlements, bonuses, dividends, infrastructure reporting or structuring payments to avoid reporting. If the Company becomes subject to an enforcement action or is in violation of ESTMA, this may result in significant penalties or sanctions which may also have a material adverse effect on the Company’s reputation.

Information Systems and Cyber Security

The Company’s operations depend, in part, upon information technology systems. The Company’s information technology systems are subject to disruption, damage or failure from a number of sources, including, but not limited to, hacking, computer viruses, security breaches, natural disasters, power loss, vandalism, theft and defects in design. Any of these and other events could result in information technology systems failures, operational delays, production downtimes, destruction or corruption of data, security breaches or other manipulation or improper use of our data, systems and networks, any of which could have adverse effects on our reputation, business, results of operations, financial condition and share price.

The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect our systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, we may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

4.3	Mineral Projects

The Company currently has active mineral property interests in Mexico.

4.3.1	Las Chispas Property

The information in this Annual Information Form with respect to Las Chispas which follows is the executive summary extracted from a technical report entitled “Technical Report and Updated Mineral Resource Estimate for the Las Chispas Property, Sonora, Mexico”, effective September 13, 2018 and dated November 19, 2018, pertaining to Las Chispas (the “Las Chispas Report”) that was prepared in compliance with NI 43-101 by N. Eric Fier, CPG, P. Eng. and Chief Executive Officer of the Company. Mr. Fier is a “Qualified Person” defined in NI 43-101. The Las Chispas Report is incorporated by reference in its entirety into this Annual Information Form.

For recent facts and circumstances applicable to the Las Chispas Property arising since the Las Chispas Report, please refer to the below section titled, “Update to the Technical Summary of the Las Chispas Report”.

The following summary does not purport to be a complete summary of the Las Chispas Report and is subject to all the assumptions, qualifications and procedures set out in the Las Chispas Report and is qualified in its entirety with reference to the full text of the Las Chispas Report. Readers should read this summary in conjunction with the Las Chispas Report which may be inspected at the head office of SilverCrest Metals at Suite 501, 570 Granville Street, Vancouver, British Columbia, V6C 3P1, during normal business hours. It can also be accessed under SilverCrest Metals’ profile on SEDAR at www.sedar.com.

* * * * * *

SilverCrest Metals Inc. (SilverCrest) of Vancouver, British Columbia, Canada has prepared this Updated Mineral Resource Estimate for the Las Chispas Property (Las Chispas or the Property), located in the State of Sonora, Mexico. This Technical Report is prepared in compliance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) and titled, “Technical Report and Updated Mineral Resource Estimate for the Las Chispas Property, Sonora, Mexico” (“September 2018 Updated Mineral Resource Estimate”), effective September 13, 2018. The September 2018 Updated Mineral Resource Estimate updates the Technical Report and Mineral Resource Estimate for the Las Chispas Property dated effective February 12, 2018, as amended May 9, 2018 (“February 2018 Maiden Resource Estimate”), prepared by James Barr, P.Geo independent Qualified Person (QP), Senior Geologist and Team Lead with Tetra Tech Inc. The total change in mineral resources disclosed in this September 2018 Mineral Resource Estimate is less than 100 percent from the February 2018 Maiden Resource Estimate. The September 2018 Updated Mineral Resource Estimate was completed by N. Eric Fier, CPG, P.Eng, and CEO of SilverCrest as author and QP. Refer to the “Technical Report and Mineral Resource Estimate for the Las Chispas Property” with Effective Date February 12, 2018, and amended May 9, 2018, for further information referenced in this report.

Las Chispas is the site of historical production of silver and gold from narrow high-grade veins in numerous underground mines dating back to approximately 1640. The bulk of historical mining occurred between 1880 and 1930 by the Pedrazzini Gold and Silver Mining Company. Minimal mining activity is believed to have been conducted on the Property since this time. In 1910, annual production for three years trailing ranged between 3,064 and 3,540 tonnes with grades on average over the period of 1.29 ounces per tonne gold and 173 ounces per tonne silver. High-grades in the mine are a result of the concentration and formation of numerous primary and secondary silver sulphides mainly argentite, acanthite, stephanite, polybasite and pyrargyrite. Numerous world class mineral specimens from the mine were donated to museums and educational institutions.

Historical mining was conducted along three main structures which are being identified by SilverCrest as the Las Chispas Vein, the William Tell Vein, and the Babicanora Vein. Each of these structures has various extents of underground development and many of the workings are restricted to small scale development on one or two working levels. The most extensive development appears to be along the Las Chispas Vein, historical mining has occurred over a strike length of approximately 1,250 m to a maximum depth of approximately 350 m. Mining at Las Chispas targeted high-grade mineralization through a series of interconnected stopes. Small scale mining was also conducted from three 30 m tunnels at the La Victoria prospect, located on the southwest portion of the Property.

SilverCrest has gained access to many of the historical workings through extensive mine rehabilitation of approximately 11 kilometres of a known 11.5 kilometres of underground development. Rehabilitation is now complete with access to nine levels (approximately 900 vertical feet) on the Las Chispas Vein.

Access to the Property is very good. A 10 km dirt road, which connects to the paved Highway 89, has been upgraded. The highway connects to Hermosillo, approximately 220 km to the southwest, to Cananea 150 km to the north, or to Tucson, Arizona, approximately 350 km to the northwest. Nearby communities include Banamichi, located 25 km to the south, which is the service community for the nearby Santa Elena Mine operated by First Majestic Silver Corp., and Arizpe located 12 km to the north. The Mercedes Mine operated previously by Yamana, and now Premier Gold Mine Limited, is located 33 km northwest of Las Chispas.

The Property is comprised of 28 mineral concessions totalling 1,400.96 hectares. Compañia Minera La Llamarada S.A. de C.V. (Llamarada), which is a Mexican wholly-owned subsidiary of SilverCrest, has acquired title to, or entered into option agreements to purchase with five concession holders. SilverCrest owns approximately two thirds of the surface rights covering its optioned mining concessions. A 20 year lease agreement for land access and exploration activities to the remaining one third of the surface rights on the mineral concessions is in place with the local Ejido (Ejido Bamori). The map shown in Figure 1 shows the Property layout including mineral concessions and surface rights ownership.

Las Chispas will require ongoing exploration permits to continue with drilling and exploration activities. SilverCrest currently holds an exploration permit for surface drilling which will need to be extended as of March 28, 2020. SilverCrest submitted an environmental impact statement (MIA) to the Mexican Government’s Secretariat of Environment and Natural Resources (SEMARNAT) along with an application for an underground drilling permit. The permit was authorized on September 19, 2016, for a 10-year period and also authorizes a proposed program to extract a bulk sample up to 100,000 tonnes for off-site test work. Future amendments to the MIA will be required for exploration drifting outside historic areas and building on-site facilities.

No known environmental liabilities exist on the Property from historical mining and processing operations. Soil and tailings testing was conducted as part of the overall sampling that has been ongoing on-site. To date there are no known contaminants. Water quality testing is currently ongoing for a baseline environmental study that is being done on-site.

The mineral deposits are classified as low to intermediate sulphidation epithermal veins, stockwork and breccia zones, where silver mineralization is present as primary minerals argentite/acanthite and secondary minerals stephanite, polybasite and pyrargyrite/proustite. Gold concentration is related to silver mineralization and may occur in trace quantities within the silver-sulphosalts, in addition to an electrum phase. Historical records document the irregular ore shoots of extreme high-grade mineralization which often occur in contact with, and likely in relation to, zones of leached and barren quartz and calcite filled fractures. Dufourcq (1910) describes these zones as commonly occurring horizontally and are a result of leaching, concentrating and redistributing the primary silver sulphides.

The deposits have been emplaced through a felsic to more mafic volcaniclastic sequence associated with volcanism of the upper portion of the Lower Volcanic Series, a dominant member of the Sierra Madre Occidental terrane which hosts similar deposits in northeastern portions of the State of Sonora and northwestern portions of the state of Chihuahua.

Previous exploration work was conducted by Minefinders Corporation Ltd. (Minefinders) between 2008 and 2011. During this period, Minefinders conducted exploration on the Property which was, however, limited by mineral concession rights. Regional activities consisted of geologic mapping and a geochemical sampling program totalling 143 stream sediment and bulk leach extractable gold (BLEG) samples, 213 underground rock chip samples, and 1,352 surface rock chips. The work was successful in identifying three gold targets along the 3 km long structural zone. The most prospective of these targets was interpreted to be an area between the Las Chispas Vein and the Babicanora Vein. Minefinders focused on the furthest western extension of the Babicanora Vein called El Muerto which is the only part of the trend that was acquired by concession and accessible for exploration work. They drilled seven reverse circulation holes, totalling 1,842.5 m from the road to the west and off the main mineralized trends. The program returned negative results and Minefinders dropped the Property in 2012.

SilverCrest Mines Inc. (now a subsidiary of First Majestic Silver Corp.), through its subsidiary Nusantara de Mexico S.A. de C.V., executed options agreements to acquire rights to 17 mineral concessions in September 2015. On October 1, 2015, these mineral concessions were transferred to SilverCrest’s subsidiary Llamarada further to an arrangement agreement among SilverCrest Metals Inc. (SilverCrest), SilverCrest Mines Inc., and First Majestic Silver Corp. After October 2015, Llamarada obtained the rights to 11 additional mineral concessions.

Before SilverCrest acquired the Las Chispas Property in October 2015, no drilling had been completed on the northwest to southeast mineralized trend which contains the Las Chispas and Babicanora areas.

Figure 1: Las Chispas Property and Mineral Concessions Map

UNITED STATES
Los Angeles
San Diego
El Paso
Project Location
Hermosillo
Chihuahua
Durango
MEXICO
Gulf of Mexico
Pacific Ocean
Mexico City
Veracruz
est. 25 km to Banamichi
est. 12 km to Arizpe
EJIDO "BAMORI"
RANCHO "CUESTA BLANCA"
RANCHO "BABICANORA"
Panuco II
Lopez
San Gotardo
Nuevo Babicanora
Las Chispas Uno
Guillermo Tell
Limantour
Nuevo Lupena
El Bervano Fracc. 2
Las Chispas
Espiritu Santo Fracc. II
Laura
Cruz
Las Chispas 3-A to F
Fernandez Leal
El Bervano Fracc. 1
La Fortuna
Nuevo BabicanoraFracc. II
Nuevo Babicanora Fracc. 1
Espiritu Santo Fracc. 1
Bavicandora Grande
La Victoria
El Siete
574000
576000
578000
580000
582000
3346000
3344000
3342000
LEGEND
Mineral Concession
Road
Surface Rights Ownership
Rancho "Babicanora"
Ejido "Bamori"
Rancho Cuesta Blanca
NOTES
1. Base data source:
SilverCrest
ESRI Map World Topographic Map Service
INEGI 1:50K topo data
2. Mineral concessions and surface rights locations have been surveyed but are approximate.
STATUS
ISSUED FOR REVIEW
LAS CHISPAS PROPERTY
Property and Mineral Concessions
PROJECTION
UTM Zone 12
DATUM
WGS84
CLIENT
SILVERCREST
Kilometres
FILE NO.
VMIN03016-03_Figure03-2_Property.mxd
TETRA TECH
OFFICE
TT-VANC
DWN
SL
CKD
MEZ
APVD
JB
REV
0
DATE
Nov, 2018
PROJECT NO.
MIN.VMIN03016-05
Figure 1

SilverCrest exploration began work on the Property in February 2016 with a primary focus on the Las Chispas, William Tell and Babicanora veins. From February to October 2016, the Phase I exploration program consisted of initial core drilling in the Las Chispas area, surface and underground mapping and sampling, and rehabilitating an estimated 6 km of underground workings. From November 2016 to February 2018, the Phase II exploration program consisted of additional drilling, surface and underground mapping and sampling, further rehabilitation of 4 km of underground workings plus auger and trenching of approximately 175,000 tonnes of surface historic waste dumps. The Phase III exploration program commenced in February 2018, and is currently ongoing as of the Effective Date of this report. From February 2018 to September 2018, the Phase III exploration program consisted of drilling, additional surface and underground mapping and sampling, and rehabilitation of 1.0 km of underground workings to complete the underground rehabilitation program of 11 km. The extensive mapping and sampling program being undertaken by SilverCrest has identified that many of the mineralized showings are comprised of narrow and high-grade mineralization as low to intermediate sulphidation epithermal deposits hosted in volcaniclastic rocks.

SilverCrest completed a Phase I, Phase II and partial Phase III surface and underground drill program totalling approximately 82,809 m in 305 core holes starting in March 2016 and continuing through to September 13, 2018.

Phase I core drilling of 22 holes totalling 6,392.6 m and 4,331 samples targeted near surface mineralization and lateral extensions of previously mined areas in the Las Chispas Vein, in addition to the William Tell Vein and the La Victoria prospect. Phase II core drilling of 161 drill holes totalling 39,357.7 m and 23,218 samples targeted testing unmined portions of the Las Chispas Vein, delineation of the Giovanni, Giovanni Mini, La Blanquita and other unnamed veins, in addition to exploration of the La Varela Vein, all within the Las Chispas Area. Drilling at Babicanora focused on delineating the down plunge and vertical extents of the Babicanora Vein, in addition to exploratory drilling on the Amethyst Vein and the Granaditas target, all within the Babicanora Area. Phase III core drilling of 122 drill holes totalling 37,059.5 m and 19,455 samples targeted the Babicanora Norte Vein, Luigi Vein and Granaditas Vein as well as continuing to delineate the down plunge and vertical extents of the Babicanora Vein and Footwall vein.

Drilling on the Babicanora Vein has identified significant silver and gold mineralization along a regional plunging trend which has been named the Area 51 zone, based on anchor mineral intersection in hole BA-17-51. The zone measures approximately 800 m along strike, 500 m vertically, and remains open down plunge. The top of Area 51 is located at approximately the same elevation as the valley bottom or 200 vertical metres from the ridge crest.

Select highlights of the Phase III drilling results are shown in Table 1. The location of the SilverCrest drilling in the Las Chispas Area is shown in Figure 2 and in the Babicanora Area in Figure 3. Surface collar locations were initially surveyed using a handheld GPS unit, then by a professional surveyor using a differential Trimble GPS. All hole inclinations were surveyed utilizing single shot measurements with a Flex-it® tool. Underground collar locations were surveyed relative to the underground survey network which has been tied in by a professional survey contractor.

Table 1:	Select Highlights from Phase III Drilling Results

Hole No.	Vein	From (m)	To (m)	Drilled Thickness (m)	Est. True Thickness (m)**	Au (gpt)	Ag (gpt)	AgEq* (gpt)
LC17-34	Luigi	214.0	214.9	0.9	0.8	1.03	151.0	228
LC17-45	Luigi	222.3	227.2	4.9	4.1	1.71	231.8	360
incl.	Luigi	224.5	225.0	0.5	0.4	7.07	938.0	1,468
LC17-58	Luigi	319.9	321.9	2.0	1.8	0.28	221.5	243
LC17-65	Luigi	243.0	244.5	1.5	1.4	13.22	2,006.7	2,999
incl.	Luigi	243.5	244.0	0.5	0.4	39.20	5,930.0	8,870
LC17-69	Luigi	180.4	182.0	1.6	1.4	0.18	172.5	186
LC17-72	Luigi	254.9	256.7	1.8	1.6	3.41	265.4	521
incl.	Luigi	254.9	255.6	0.7	0.6	7.69	590.0	1,167
LCU18-25	Luigi	43.8	44.9	1.1	1.0	2.75	231.5	438
BA18-83	Babicanora Footwall	285.2	287.1	1.9	1.5	54.59	6,534.9	10,629
incl.	Babicanora Footwall	286.0	286.6	0.6	0.5	183.50	21,858.0	35,621
BA18-85	Babicanora Footwall	328.3	330.9	2.6	2.3	4.07	436.0	741
incl.	Babicanora Footwall	329.3	329.8	0.5	0.4	5.95	564.0	1,010
BA18-89	Babicanora Footwall	302.5	303.6	1.1	0.9	1.15	151.4	238
incl.	Babicanora Footwall	302.5	303.0	0.5	0.4	2.37	317.0	495
BA18-70	Babicanora	447.1	448.5	1.4	1.2	0.36	1,558.7	1,586
incl.	Babicanora	447.1	447.9	0.8	0.6	0.10	2,670.0	2,678
BA18-72	Babicanora	461.8	462.6	0.5	0.5	1.46	141.0	250
BA18-74	Babicanora	385.9	397.0	11.1	9.2	1.34	252.5	353
incl.	Babicanora	385.9	391.0	5.1	3.9	2.66	344.0	543
BA18-77	Babicanora	356.0	362.0	6.0	4.5	7.96	912.0	1,509
incl.	Babicanora	356.5	359.0	2.5	1.8	20.62	2,167.6	3,714
BA18-81	Babicanora	274.2	278.2	4.0	4.0	22.83	1,718.8	3,431
Incl.	Babicanora	275.2	277.2	2.0	2.0	46.06	3,342.0	6,796
BA18-82	Babicanora	270.2	275.1	4.9	4.9	0.35	179.4	205
Incl.	Babicanora	274.2	275.1	0.9	0.9	0.25	402.3	421
BA18-83	Babicanora	262.6	265.1	2.5	2.0	0.87	269.0	334
BA18-85	Babicanora	313.0	315.8	2.8	2.5	6.04	368.8	822
incl.	Babicanora	314.1	315.0	0.9	0.8	14.95	742.0	1,863
BA18-88	Babicanora	377.8	378.5	0.7	0.6	2.19	63.5	228
BA18-89	Babicanora	268.9	269.9	1.0	0.9	0.06	99.1	104
BAN18-02	Babicanora Norte	70.8	72.3	1.5	1.4	9.11	1,033.3	1,716
incl.	Babicanora Norte	71.8	72.3	0.5	0.5	25.00	2,760.0	4,635
BAN18-03	Babicanora Norte	95.8	97.3	1.5	1.3	5.19	726.0	1,115
BAN18-04	Babicanora Norte	89.5	91.0	1.5	1.2	4.71	592.9	946
incl.	Babicanora Norte	89.5	90.0	0.5	0.4	14.05	1,775.0	2,829

Table 1:	Select Highlights from Phase III Drilling Results

Hole No.	Vein	From (m)	To (m)	Drilled Thickness (m)	Est. True Thickness (m)**	Au (gpt)	Ag (gpt)	AgEq* (gpt)
BAN18-06	Babicanora Norte	101.6	103.1	1.5	1.5	23.96	2,081.0	3,879
incl.	Babicanora Norte	102.1	102.6	0.5	0.5	71.80	6,230.0	11,615
BAN18-07	Babicanora Norte	132.7	134.0	1.4	1.4	1.33	140.9	240
BAN18-09	Babicanora Norte	80.6	81.6	1.0	0.9	1.26	146.5	241
BAN18-10	Babicanora Norte	93.0	95.5	2.5	2.2	61.36	2,833.5	7,436
incl.	Babicanora Norte	95.0	95.5	0.5	0.4	305.00	13,889.5	36,764
BAN18-11	Babicanora Norte	357.4	359.0	1.6	1.4	1.88	206.0	347
BAN18-12	Babicanora Norte	101.9	103.4	1.5	1.4	1.18	136.9	225
incl.	Babicanora Norte	101.9	102.4	0.5	0.4	3.44	405.0	663
BAN18-13	Babicanora Norte	134.9	136.3	1.5	1.2	2.89	0.2	216
BAN18-14	Babicanora Norte	329.4	330.9	1.5	1.2	1.33	102.1	201
Incl.	Babicanora Norte	329.4	329.9	0.5	0.4	3.89	305.0	596
BAN18-16	Babicanora Norte	156.0	157.5	1.5	1.3	1.50	176.0	288
BAN18-26	Babicanora Norte	328.9	330.5	1.6	1.4	51.43	2,838.0	6,695
incl.	Babicanora Norte	329.5	330.0	0.5	0.4	153.50	7,430.0	18,942
BAN18-27	Babicanora Norte	244.6	246.8	2.2	2.1	6.54	795.3	1,286
incl.	Babicanora Norte	246.1	246.8	0.7	0.6	18.35	2,240.0	3,616
BAN18-30	Babicanora Norte	246.7	247.2	0.5	0.4	1.01	246.0	321
BAN18-31	Babicanora Norte	208.8	210.7	1.9	1.8	15.11	1,718.2	2,851
Incl.	Babicanora Norte	210.2	210.7	0.5	0.4	56.70	6,260.0	10,512
BAN18-33	Babicanora Norte	224.1	225.9	1.8	1.7	1.00	131.4	206
incl.	Babicanora Norte	225.3	225.9	0.6	0.5	1.97	212.0	359
BAN18-36	Babicanora Norte	221.1	221.7	0.6	0.5	0.51	74.8	113
BAN18-37	Babicanora Norte	231.9	233.4	1.6	1.5	4.22	687.0	1,004
incl.	Babicanora Norte	234.0	234.5	0.5	0.4	7.72	688.0	1,267
BAN18-40	Babicanora Norte	189.8	191.5	1.7	1.6	8.96	1,078.7	1,750
incl.	Babicanora Norte	190.3	190.9	0.6	0.5	26.60	3,210.0	5,205
GR17-02	Granaditas	138.9	140.6	1.7	1.5	3.63	190.1	462
incl.	Granaditas	139.9	140.6	0.7	0.6	8.16	387.0	999
GR18-04	Granaditas	133.3	135.3	2.0	1.8	12.14	1,440.3	2,350
incl.	Granaditas	133.8	134.3	0.5	0.4	47.50	5,620.0	9,183
GR18-09	Granaditas	165.9	167.3	1.4	1.3	3.24	338.9	582
incl.	Granaditas	166.4	167.3	0.9	0.8	4.86	498.0	863
GR18-11	Granaditas	179.4	180.6	1.2	1.2	1.23	114.0	206
GR18-12	Granaditas	162.4	164.0	1.6	1.2	5.60	15.0	437
incl.	Granaditas	162.9	164.0	1.1	0.8	8.30	20.0	641
GR18-15	Granaditas	210.8	212.4	1.6	1.3	4.20	229.0	543

Table 1:	Select Highlights from Phase III Drilling Results

Hole No.	Vein	From (m)	To (m)	Drilled Thickness (m)	Est. True Thickness (m)**	Au (gpt)	Ag (gpt)	AgEq* (gpt)
incl.	Granaditas	211.8	212.4	0.6	0.5	10.10	520.0	1,274
GR18-17	Granaditas	280.6	282.3	1.7	1.2	3.10	4.0	234
incl.	Granaditas	280.6	281.1	0.5	0.4	10.00	11.0	760
GR18-03	Granaditas Dos	47.5	48.1	0.6	0.5	0.50	97.0	134
GR18-04	Granaditas Dos	107.9	108.4	0.5	0.5	1.80	149.0	285
GR18-07	Granaditas Dos	25.0	25.5	0.5	0.4	2.40	421.0	600
GR18-09	Granaditas Dos	80.7	81.2	0.5	0.5	2.90	294.0	514
GR18-12	Granaditas Dos	66.2	68.0	1.7	1.2	1.20	162.0	248
incl.	Granaditas Dos	67.4	68.0	0.6	0.4	3.30	468.0	712
GR18-13	Granaditas Dos	117.8	118.3	0.5	0.3	0.90	130.0	197
GR18-15	Granaditas Dos	86.0	86.5	0.5	0.4	0.70	157.0	208

Note: All numbers are rounded.
* AgEq based on 75 (Ag):1 (Au), calculated using long-term silver and gold prices of U.S.$18.50 per ounce silver and U.S.$1,225 per ounce gold with average metallurgical recoveries of 86.6% silver and 98.9% gold.
**All holes were drilled at angles to mineralization and adjusted for true thickness.

Figure 2: Las Chispas Drilling Overview Map

579,500 mE
580,000 mE
580,500 mE
581,000 mE
581,500 mE
582,000
3,346,000 mN
3,345,500 mN
3,345,000 mN
3,344,500 mN
N
Chiltepin 3
Chiltepin 4
Chiltepin 2
Chiltepin 1
Varela 2
Unnamed
William Tell Vein
Giovanni Mini
Luigi Vein
Varela 1
La Bertina
El Muerto
Las Chispas Vein
Giovanni Vein
DRILLHOLE
VEINS
FAULTS
ROAD
Ug Working
LAS CHISPAS
LAS CHISPAS PLAN MAP
meters

Figure 3: Babicanora Drilling Overview Map

578,500 mE
579,000 mE
579,500 mE
580,000 mE
580,500 mE
581,000 mE
581,500 mE
582,000 mE
582,500 mE
3,344,500 mN
3,344,000 mN
3,343,500 mN
3,343,000 mN
3,342,500 mN
N
Giovanni Vein
Las Chispas Vein
Unnamed
El Muerto
Babicanora FW Vein
Babicanora Norte Vein
Flo Vein
Unnamed
Ranch
Ranch 2
Amethyst
Unnamed
La Victoria
Babi Sur Vein
Babicanora Vein
Unnamed
Granaditas Dos
Granaditas Vein
Ug Working
LAS CHISPAS
BABICANORA PLAN MAP
0
250
500
meters

The February 2018 Maiden Resource Estimate encompasses vein hosted material at the Babicanora, Las Chispas, William Tell and Giovanni veins, and surface stockpiled material remaining from historical operations as waste dumps, waste tailings deposits and as recovered underground muck material. The September 2018 Updated Mineral Resource Estimate is the subject of this report and encompasses vein material at the Babicanora, Babicanora Footwall, Babicanora Norte, Granaditas, Las Chispas, William Tell, Giovanni and Luigi veins and previously reported surface stockpiled material. The comparison of the February 2018 Maiden Resource Estimate to the September 2018 Updated Mineral Resource Estimate is set out in Table 2.

Table 2:	Maiden vs. Updated Resource Comparison

Resource Category(1)	Tonnes (M)	Au gpt	Ag gpt	AgEq(2) gpt	Contained Au Ounces	Contained Ag Ounces	Contained AgEq(2) Ounces
February 2018 Resource	3.4	3.63	296.0	568	401,600	32,675,600	62,826,100
Includes*	1.0	7.43	469.0	1,026	231,000	14,581,000	32,247,000
September 2018 Resource	4.3	3.68	347.0	623	511,500	48,298,700	86,701,200
Includes**	1.6	6.97	568.5	1,091	359,900	29,343,600	56,333,400

Notes: All numbers are rounded.
* Includes Area 51 resource estimation.
** Includes Area 51 and adjacent Babicanora Norte resource estimation.

(1)

Conforms to NI 43-101, Companion Policy 43-101CP, and the Canadian Institution of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards on Mineral Resources and Mineral Reserves. Inferred Resources have been estimated from geological evidence and limited sampling and must be treated with a lower level of confidence than Measured and Indicated Resources.

(2)

AgEq based on 75 (Ag):1 (Au), calculated using long-term silver and gold prices of U.S.$18.50 per ounce silver and U.S.$1,225 per ounce gold with average metallurgical recoveries of 86.6% silver and 98.9% gold.

(3)	There are no known legal, political, environmental, or other risks that could materially affect the potential development of the mineral resources.

Vein models were constructed by SilverCrest using Aranz Leapfrog Geo v.4.3 and the majority of the veins were constrained to a minimum thickness of 1.5 m. Block models were constructed using Geovia GEMS v.6.7.4. Data was reviewed by the QP in Geovia GEMS v.6.7.4. The vein models were used to constrain drill hole samples and underground channel samples to be representative of the mineralized vein. Drill hole assays were composited within the vein solid to 1 m intervals, and channel samples were kept at the original sample length which was approximately 1 m. A total of 1,318 composite drill core data points and 2,652 underground channel data points were used as the basis for the mineral resource estimate.

In total there were four block models developed for the September 2018 Updated Mineral Resource Estimate. One block model was developed for the veins in the Las Chispas Area, which included Las Chispas, William Tell, Giovanni, Giovanni Mini, La Blanquita and Luigi veins. Three block models developed in the Babicanora area were defined by vein and structural controls. These three models were divided into the Babicanora model which included the Babicanora Main, Babicanora Footwall and Babicanora Hanging wall veins, the Babicanora Norte model and the Granaditas model. The block models were established on 2 m by 2m by 2m blocks using the percent model methods in Geovia GEMs to accommodate the vein widths averaging approximately 3 m.

Input parameters for block model interpolation included Ag and Au grades. Metal grades were interpolated using ordinary kriging and inverse distance squared methods using search parameters based on variographic assessment. Where inputs grades were used from underground sampling and drill hole sampling, multiple interpolation passes were used to first isolate underground sample in short range searches, following by larger searches which included both underground sampling and drill hole sampling. Where only drill hole sampling was available, single interpolation passes were used.

A fixed bulk density value of 2.55 t/m3 was applied to all materials within the block model. Bulk density was measured in 72 independent laboratory wax coated bulk density tests on mineralized and non-mineralized rock samples, and 641 specific gravity measurements collected by SilverCrest.

Excavation models were developed for historical underground workings within the Las Chispas vein, William Tell Vein and Giovanni veins based on SilverCrest underground mapping and historical records when available. The excavation models were superimposed onto the vein models, and the material volumes removed from the mineral resource estimate computations. Additionally, the Las Chispas estimate did not include any material below the 900 level workings (approximately 900 metres above sea level (masl)) due to limited mapping and sampling in this area.

A total of 41 historical stockpiles were mapped, surveyed and sampled by SilverCrest between July 2017 and January 2018. The sample collection program included trenching and auger sampling resulting in 1,340 samples. The stockpile surveys were used in combination with average trench depths and an estimated bulk density value of 1.7 t/m3 to estimate volume and tonnages for each stockpile, and the sample grades were averaged. Stockpiles with average grade of >100 gpt AgEq, were tabulated and classified as Inferred Mineral Resources.

The estimates are effective as of September 13, 2018, and are summarized in Table 3. A detailed breakdown of the vein estimates is included in Table 4 and details of the stockpile estimate are included in Table 5. These estimates adhere to guidelines set forth by National Instrument 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Best Practices. All estimates prepared for the Las Chispas Property have been classified as Inferred using CIM Definition Standards.

Table 3:	Summary of Mineral Resource Estimates for Vein Material and Surface Stockpile Material at the Las Chispas Property, Effective September 13, 2018

Type	Cut-off Grade[3] (gpt AgEq2)	Classification[1]	Tonnes	Au gpt	Ag gpt	AgEq[2] gpt	Contained Au Ounces	Contained Ag Ounces	Contained AgEq[2] Ounces
Vein material	150	Inferred	4,153,900	3.78	356.7	640	503,900	47,634,100	85,455,100
Stockpile	100	Inferred	174,500	1.38	119.0	222	7600	664,600	1,246,100
Overall		Inferred	4,328,400	3.68	347.1	623	511,500	48,298,700	86,701,200

(1)

Conforms to NI 43-101, Companion Policy 43-101CP, and the Canadian Institution of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards on Mineral Resources and Mineral Reserves. Inferred Resources have been estimated from geological evidence and limited sampling and must be treated with a lower level of confidence than Measured and Indicated Resources.

(2)

AgEq based on 75 (Ag):1 (Au), calculated using long-term silver and gold prices of U.S.$18.50 per ounce silver and U.S.$1,225 per ounce gold with average metallurgical recoveries of 86.6% silver and 98.9% gold.

(3)	Vein resource is reported using a 150 gpt AgEq cut-off grade and minimum 1.5 m true width (approximate), and surface stockpile resource is reported using a 100 gpt AgEq cut-off.
(4)	There are no known legal, political, environmental, or other risks that could materially affect the potential development of the mineral resources.
(5)	All numbers are rounded. Overall numbers may not be exact due to rounding.

Table 4:	Mineral Resource Estimate for Vein Material at the Las Chispas Property, Effective September 13, 2018

Vein(6)	Classification(1)	Tonnes	Au	Ag	AgEq(2)	Contained	Contained	Contained
			gpt	gpt	gpt	Au Ounces	Ag Ounces	AgEq(2) Ounces
Babicanora(4)	Inferred	1,931,200	5.06	447.2	826	314,100	27,763,700	51,318,800
Includes Area 51	Inferred	1,116,800	7.13	613.8	1,148	256,000	22,040,000	41,238,100
Babicanora Norte	Inferred	488,800	6.61	464.8	961	103,900	7,303,600	15,095,300
Granaditas	Inferred	95,100	2.46	220.9	405	7,500	675,100	1,239,200
Las Chispas(5)	Inferred	171,000	2.39	340.0	520	13,000	1,869,500	2,861,000
Giovanni(4)	Inferred	686,600	1.47	238.7	349	32,500	5,269,000	7,699,800

William Tell(5)	Inferred	595,000	1.32	185.0	284	25,000	3,543,000	5,438,000
Luigi	Inferred	186,200	1.32	202.1	301	7,900	1,210,200	1,803,000
Total	Inferred	4,153,900	3.78	356.7	640	503,900	47,634,100	85,455,100

1)

Conforms to NI 43-101, Companion Policy 43-101CP, and the CIM Definition Standards for Mineral Resources and Mineral Reserves. Inferred Resources have been estimated from geological evidence and limited sampling and must be treated with a lower level of confidence than Measured and Indicated Resources.

2)

AgEq based on 75 (Ag):1 (Au), calculated using long-term silver and gold prices of U.S.$18.50 per ounce silver and U.S.$1,225 per ounce gold with average metallurgical recoveries of 86.6% silver and 98.9% gold.

3)	All numbers are rounded. Overall numbers may not be exact due to rounding.
4)	Babicanora resource includes the Babicanora Vein and Babicanora Footwall & Hangingwall Veins and Giovanni resource includes the La Blanquita extension and Giovanni mini Vein.
5)	Resource estimations for the Las Chispas and William Tell veins are unchanged from the February 2018 Maiden Resource Estimate.
6)	The estimate for Vein material is reported using a 150 gpt AgEq cut-off grade and minimum 1.5 m true width (approximate).
7)	There are no known legal, political, environmental, or other risks that could materially affect the potential development of the mineral resources.

Table 5:	Mineral Resource Estimate for Surface Stockpile Material at the Las Chispas Property, Effective September 13, 2018

Stockpile Name	Tonnes	Au (gpt)	Ag (gpt)	AgEq (2) (gpt)	Contained Gold Ounces	Contained Silver Ounces	Contained AgEq (2) Ounces
North Chispas 1	1,200	0.54	71	111	20	2,700	4,200
La Capilla	14,200	4.92	137	506	2,300	62,700	231,600
San Gotardo	79,500	0.79	121	180	2,000	308,100	459,600
Lupena	17,500	1.38	79	182	800	44,300	102,700
Las Chispas 1 (LCH)	24,200	0.78	125	183	600	97,000	142,500
Las Chispas 2	1,100	1.23	236	329	40	8,100	11,300
Las Chispas 3 (San Judas)	1,000	2.05	703	857	100	22,400	27,300
La Central	3,800	0.75	116	172	100	14,300	21,200
Chiltepines 1	200	0.87	175	240	0	800	1,200
Espiritu Santo	1,700	0.52	94	133	30	5,000	7,100
La Blanquita 2	4,600	0.53	118	158	100	17,500	23,400
El Muerto	5,800	2.52	79	268	500	14,900	50,200
Sementales	800	4.38	47	376	100	1,200	9,700
Buena Vista	400	4.62	57	403	100	700	5,100
Babicanora	10,300	1.81	56	192	600	18,500	63,300
Babicanora 2	1,000	2.63	276	473	100	8,900	15,300
El Cruce & 2,3	100	0.75	39	96	3	200	400
Babi stockpiled fill	800	1.80	120	255	50	3,100	6,600
LC stockpiled fill	300	2.50	243	431	20	2,300	4,200
Las Chispas u/g backfill	2,000	2.10	243	431	100	16,500	26,600
Babicanora u/g backfill	4,000	1.80	120	255	200	15,500	32,800
TOTAL	174,500	1.38	119	222	7,600	664,600	1,246,100

1)

Conforms to NI 43-101, Companion Policy 43-101CP, and the CIM Definition Standards for Mineral Resources and Mineral Reserves. Inferred Resources have been estimated from geological evidence and limited sampling and must be treated with a lower level of confidence than Measured and Indicated Resources.

2)	All numbers are rounded. Overall numbers may not be exact due to rounding.
3)

AgEq based on 75 (Ag):1 (Au), calculated using long-term silver and gold prices of U.S.$18.50 per ounce silver and U.S.$1,225 per ounce gold with average metallurgical recoveries of 86.6% silver and 98.9% gold.

4)	Resource is reported using a 100 gpt AgEq cut-off grade.
5)	There are no known legal, political, environmental, or other risks that could materially affect the potential development of the mineral resources.
6)	Resource estimations for the historical dumps are unchanged from the February 2018 Maiden Resource Estimate.

In August 2017, SilverCrest conducted preliminary metallurgical testwork using 19 drill core samples from the Las Chispas and Babicanora veins that were combined into three composite samples. The testwork conducted at SGS Mineral Services in Durango, Mexico, included standard bottle rolls with 85% of material passing 150 mesh, pH at 11-11.5, 48% solids, and retention time of 50 hours. The results after 50 hours were an average of 98.9% gold recovery and 86.6% silver recovery. NaCN consumption rates averaged 1.5 Kg/t and CaO consumption rates averaged 1.4 Kg/t.

Based on the results of exploration work completed to date, the Las Chispas Property comprises an extensive mineralizing system, with numerous veins, or portions of veins, that remain intact and potentially undiscovered.

The Las Chispas Property comprises an extensive mineralizing system and merits further work to continue to characterize the internal variability and extents of the 30 known veins in the district and to explore the numerous veins not yet tested. A Phase III program estimated to cost approximately US$15 million, which was originally recommended in the February 2018 Maiden Resource Estimate, continues to be reasonable. This exploration program, which commenced in February 2018 and is currently ongoing as of the Effective Date of this report, includes additional underground channel sampling, dedicated metallurgical testwork on significant veins, expansion and infill drilling along multiple veins, exploration decline at Area 51 zone, baseline work and permitting has been recommended. Results from the remainder of the Phase III program should be incorporated into a second updated mineral resource technical report and preliminary economic assessment. A cost estimate for this program is included below.

Table 6:	Cost Estimate for Additional Phase III Exploration Work

Item	Units	Cost Estimate (USD$000)
Dedicated sampling and metallurgical testwork on most significant veins	200 samples, composites and testwork	100
Expansion and infill drilling along multiple veins	45,000 m (surface and underground)	9,000
Area 51 decline and exploration	1,500 m	3,000
Baseline work and permitting	Decline, explosives, added drilling	200
Water exploration, permitting and purchase	All rights for water use	300
Update resource and technical report	Q1 2019 Technical Report	100
Preliminary economic assessment	Q1 2019 PEA	300
Mexico admin and labor	G & A	1,500
Corporate support	Corporate G & A	500
Total		15,000

* * * * * *

Update to the Technical Summary of the Las Chispas Report

The above Technical Summary of Las Chispas was extracted from the Las Chispas Report which is dated effective September 13, 2018. The following developments have occurred in relation to Las Chispas since that date:

•

A total of approximately 133,470 metres of exploration and in-fill drilling has occurred for a total of 488 holes as of February 28, 2019. A further 40,000 to 50,000 metres of drilling is contemplated to be completed by June 2019.

•

Between December 2018 and February 2019, the Company submitted three addendums to an environmental impact statement (MIA), originally authorized on September 19, 2016, to the Mexican Government's Secretariat of Environment and Natural Resources (SEMARNAT) for exploration drifting outside historic areas and building on-site facilities. Each of the three addendums submitted have been accepted by SEMARNAT as of the date of this Annual Information Form. In addition the Company has submitted to SEMARNAT 2 additional MIA (one for the mine development and one the for the access road). Both of these MIA are progressing as of the date of this Annual Information Form.

•

The Company will continue its Phase III exploration program until the end of 2019 (previously scheduled for completion in the first quarter of 2019). Two additional resource estimate updates are planned by the end of 2019; the first to be announced by the end of the first quarter and the second to be announced by the end of the fourth quarter. Commencing 2020, the Company will report its exploration and development activities on an annual basis, and will discontinue using phases to discuss the stage of its Las Chispas activities.

•

With respect to 13 concessions of the Las Chispas Property, on December 3, 2018, the final payments of U.S.$1,012,500 in cash was made and 96,473 in Common Shares were issued in satisfaction of a payment of U.S.$250,000. As a result, reservation of legal ownership has been released.

4.3.2	Other Exploration Properties

Cruz de Mayo Property

The Cruz de Mayo property is located in the State of Sonora, Mexico, approximately 22 km northwest of the town of Cumpas and 163 km north east of Hermosillo. Cruz de Mayo presently consists of the Cruz de Mayo 2 mineral concession. SilverCrest Metals through La Llamarada has 100% ownership of the Cruz de Mayo 2 concession and the right to purchase 100% interest in the El Gueriguito concession. The El Gueriguito concession is subject to a 2.5% NSR, to a maximum of U.S.$1,000,000.

At this time, the Company has no plans to perform any work on the Cruz de Mayo property or the El Gueriguito concession and therefore no longer considers them to be material properties. Future payments, obligations or known future taxes payable in respect of the Cruz de Mayo are expected to total approximately U.S.$7,500 per year.

Huasabas Property

The Huasabas property is currently under a cancellation process and located approximately 190 kilometres northeast of Hermosillo, Sonora, Mexico. The community of Huasabas (estimated population 1,000) is located approximately 15 kilometres to the southeast of the property. The property consists of one concession totalling 800 hectares.

The only work the Company conducted was during early 2016, whereby the Company completed approximately 1,091 metres of drilling in five core holes. Drill results indicate the presence of a large epithermal system with up to 225 metres of drill intercepted breccias, stockwork veining and banded veins in Tertiary volcanics. Geochemical assay results show that the near surface mineralization is close to the top of the epithermal system with strong Au-Ag-Ba- Sb-As-Hg anomalies. Drill results for the first five holes showed multiple intercepts from 5 to 10 metres wide grading 0.1 to 0.3 grams per tonne gold and 5 to 15 grams per tonne silver.

Silver Angel Property

The Silver Angel property is located approximately 165 kilometres northeast of Hermosillo, Sonora, Mexico. The community of Arizpe (estimated population 2,000) is located approximately 25 kilometres to the west of the property. The property consists of one concession totalling 619 hectares.

At this time, the Company has no plan to perform any work on the Silver Angel property. Future payments, obligations or known future taxes payable in respect of the Silver Angel property are expected to total approximately U.S.$10,000 per year.

Estacion Llano Property

The Estacion Llano property is located approximately 140 kilometres north of Hermosillo, Sonora, Mexico. The community of Estacion Llano (estimated population 1,000) is located approximately 8 kilometres to the east of the property. Also, Alio Gold Inc.’s San Francisco mine is adjacent to the property, which consists of one concession totalling 2,379 hectares.

At this time, the Company has no plan to perform any work on the Estacion Llano property. This property is currently subject to litigation and, depending on the outcome, may not ultimately be transferred to the Company. As a result, there are no known future payments, obligations or known future taxes payable in respect of the Estacion Llano property except for concession payments of approximately U.S.$40,000 per year.

Guadalupe Property

The Guadalupe property is located approximately 110 kilometres northwest of Durango City, Durango, Mexico. The community of Gavilanes (estimated population 145) is located adjacent to the property, and San Miguel de Cruces (estimated population 1,800) is approximately 25 kilometres north. The property consists of one concession totalling 4,762 hectares.

On February 28, 2018, the Company and Oro Gold de Mexico S.A. de C.V., a subsidiary of Marlin Gold, entered into an assignment of mining concession agreement for the sale and purchase of 100% title of the Guadalupe Mining Concession. The price agreed upon by the parties was U.S.$500,000 plus value added tax (IVA) to be paid as follows: U.S.$100,000 plus IVA on signing of the agreement (received); U.S.$100,000 plus IVA no later than 12 months from the date of signing the agreement (received); and U.S.$300,000 plus IVA no later than 24 months from the date of signing of the agreement.

5.	DIVIDENDS

5.1	Dividends

Since its organization, the Company has not paid any dividends on its Common Shares and there is no current intent to pay dividends in the future.

6.	CAPITAL STRUCTURE

6.1	General Description of Capital Structure

The Company’s authorized share capital is comprised of an unlimited number of common shares without par value (“Common Shares”) and an unlimited number of preferred shares without par value. As of the date of this Annual Information Form, the Company had 85,369,816 Common Shares issued and outstanding and no preferred shares issued and outstanding.

Common Shares

Each Common Share ranks equally with all other Common Shares with respect to distribution of assets upon dissolution, liquidation or winding-up of the Company and payment of dividends. The holders of Common Shares are entitled to one vote for each share on all matters to be voted on by such holders and are entitled to receive pro rata such dividends as may be declared by the Board of Directors of the Company. The holders of Common Shares have no pre-emptive or conversion rights. The rights attaching to the Common Shares can only be modified by the affirmative vote of at least two-thirds of the votes cast at a meeting of shareholders called for that purpose.

Preferred Shares

Preferred shares may at any time and from time to time be issued by the directors of the Company in one or more series with special rights and restrictions as may be determined by the directors of the Company, subject to the rights and restrictions applicable to the preferred shares as a class, and without further shareholder approval. The holders of preferred shares are entitled upon dissolution, liquidation or winding-up of the Company to receive, before any distribution is made to the holders of Common Shares the amount paid up with respect to each preferred share, together with any accrued and unpaid dividends thereon; provided that after such payment, the holders of preferred shares shall not be entitled to share in any further distribution of the property or assets of the Company, except as specifically provided for in the special rights and restrictions attached to any particular series. Except for such rights relating to the election of directors on a default in payment of dividends as may be attached to any series of preferred shares by the directors, holders of preferred shares are not entitled to receive notice of, or to attend or vote at, any general meeting of shareholders of the Company.

7.	MARKET FOR SECURITIES

7.1	Trading Price and Volume

The Common Shares of the Company are listed for trading on the TSX-V under the symbol “SIL” which is the Company’s principal trading market. The Company’s Common Shares are also listed for trading on the NYSE. The monthly high and low prices and total trading volumes for the Company’s Common Shares on the TSX-V during fiscal 2018 are as set out below:

	High	Low
Month	($)	($)	Volume
January 2018	2.58	1.75	2,650,090
February 2018	2.50	1.80	2,793,230
March 2018	2.55	2.09	2,394,120
April 2018	2.46	2.03	4,474,930
May 2018	2.74	2.20	1,534,195
June 2018	3.00	2.45	2,295,320
July 2018	3.58	2.70	3,274,150
August 2018	3.40	2.60	2,359,125
September 2018	3.49	2.85	3,769,230
October 2018	3.80	3.10	2,606,589
November 2018	3.80	2.93	2,370,531
December 2018	4.05	3.05	1,921,866

Certain warrants of the Company are listed for trading on TSX-V under the symbol “SIL.WT”. The monthly high and low prices and total trading volumes for the Company’s warrants on the TSX-V during fiscal 2018 are as set out below:

	High	Low
Month	($)	($)	Volume
January 2018	0.45	0.40	5,000
February 2018	0.35	0.25	17,500
March 2018	0.43	0.20	13,700
April 2018	0.27	0.21	6,550
May 2018	0.20	0.16	8,400
June 2018	0.32	0.14	40,500
July 2018	0.66	0.22	67,700
August 2018	0.60	0.20	21,500
September 2018	0.45	0.25	42,600
October 2018	0.79	0.35	96,780
November 2018	0.75	0.15	228,800
December 2018	0.25	0.11	86,400

The Company’s warrants expired on December 6, 2018.

8.	ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

8.1	Escrowed Securities

To the Company’s knowledge, there are no securities of the Company in escrow or subject to a contractual restriction on transfer.

9.	DIRECTORS AND OFFICERS

9.1	Name, Occupation and Security Holding

The following table sets forth the name, province or state and country of residence, position with the Company at the date hereof, and principal occupation during the five preceding years of each director and executive officer of the Company. Each of the directors of the Company holds office until the next annual general meeting of the Company unless the director’s office is earlier vacated in accordance with the articles of the Company or the director becomes disqualified to serve as a director.

Date of
Name, Province and		Appointment as	Principal Occupation Within
Country of Residence	Office	Director	the Five Preceding Years
Graham C. Thody(1) British Columbia, Canada	Chairman and Director	Director since August 6, 2015	Retired Chartered Professional Accountant; Consultant to UEX Corporation (“UEX”) from January 2014 to December 2015; President and Chief Executive Officer of UEX from November 2009 to January 2014; Chairman of UEX since January 2015; Chairman of Goldsource Mines Inc. (“Goldsource”) from February 2014 to January 2018; Director of Goldsource since December 2003; and Director of ValOro Resources Inc. (formerly Geologix Exploration Inc.) from May 2005 to December 2018.

N. Eric Fier British Columbia, Canada	Chief Executive Officer and Director	Director since June 23, 2015	Chief Executive Officer of the Company since June 2015; President of the Company from August 2015 to January 1, 2018, and; Chief Operating Officer of Goldsource since June 2010; Executive Chairman of Goldsource since January 2018; Chief Operating Officer, from May 2003 to October 2015, and President, from June 2013 to February 2015, of SilverCrest Mines; and President of Maverick (Mining) Consultants Inc. since July 2001.

Ross O. Glanville(1)(2)(3) British Columbia, Canada	Director	Director since August 6, 2015	Professional Mining Engineer

Hannes Portmann(1)(2)(3) Ontario, Canada	Director	Director since October 31, 2018	Chartered Professional Accountant; President and Chief Executive Officer of New Gold Inc. from January 2017 through May 2018 and Executive Vice President, Business Development of New Gold Inc. from December 2015 to December 2016; and Vice President, Business Development of New Gold Inc. from December 2009 to December 2015.

John H. Wright(2)(3)	Director	Director since January 1, 2017	Member of Business Development of Capstone Mining Corp. since December 2006; and Director of several publicly listed mineral exploration companies.

Date of
Name, Province and		Appointment as	Principal Occupation Within
Country of Residence	Office	Director	the Five Preceding Years
Christopher Ritchie Ontario, Canada	President	N/A	President of the Company since January 1, 2018; Director at National Bank of Canada from 2014 to 2017; and Equity Sales at Canaccord Financial from 2007 to 2014.

Pierre Beaudoin Ontario, Canada	Chief Operating Officer	Director from May 31, 2018 to December 10, 2018	Chief Operating Officer of the Company since November, 2018; and Chief Operating Officer of Detour Gold Corporation from March 2013 to July 2017.

Anne Yong British Columbia, Canada	Chief Financial Officer	N/A	Chief Financial Officer of the Company since January 2017; Corporate Controller of the Company from October 2015 to December 2016; Corporate Compliance and Disclosure Officer of SilverCrest Mines from September 2014 to October 2015; and Manager of the Public Company Assurance Group at a local mid-sized Chartered Professional Accountant firm from September 2007 to August 2014.

Nicholas Campbell British Columbia, Canada	Vice President, Business Development	N/A	Vice President, Business Development of the Company since October 2016; Chief Financial Officer of Goldsource since January 2016; and President of Campbell Advisory Services Inc. since June 2014.

Bernard Poznanski British Columbia, Canada	Corporate Secretary	N/A	Partner of Koffman Kalef LLP, a law firm (since 1993).
____________________
(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Corporate Governance and Nominating Committee.

As at the date hereof, the directors and executive officers of the Company as a group beneficially owned, or controlled or directed, directly or indirectly, approximately 6,990,374 common shares or 8% of the then issued and outstanding common shares of the Company.

9.2	Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as disclosed herein, none of the directors or executive officers is, as at the date of this Annual Information Form, or has been, within the ten years preceding the date of this Annual Information Form, a director, chief executive officer or chief financial officer of any company (including the Company) that

(a)

was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days (collectively, an “Order”), when such Order was issued while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company; or

(b)

was subject to an Order that was issued after such person ceased to be a director, chief executive officer or chief financial officer of the relevant company, and which resulted from an event that occurred while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company.

Ross O. Glanville, a director of the Company, was also a director of Clifton Star Resources Inc. (“Clifton”) (now First Mining Finance Corp.) when the British Columbia Securities Commission (“BCSC”) issued a cease trade order on July 22, 2011, in connection with Clifton’s failure to file technical reports and material change reports in the required forms in respect of disclosure of Clifton’s mineral resource estimates on its material properties. After changes in Clifton’s management and three of the members of the Board of Directors (as well as the appointment of Mr. Glanville as Chairman of Clifton), and the filing of the relevant documents, the BCSC revoked the cease trade order on March 5, 2012, and the TSX-V reinstated the trading of Clifton’s stock on March 9, 2012. In connection with a plan of arrangement transaction among Clifton and First Mining Finance Corp. completed in April 2015, Clifton ceased to be listed on any stock exchange or be a reporting issuer in any jurisdiction.

Mr. Glanville was also a director of Starfield Resources Inc. (“Starfield”), a company which filed a notice of intention to make a proposal (“Notice of Intention”) pursuant to the provisions of Part III of the Bankruptcy and Insolvency Act (Canada). Pursuant to the Notice of Intention, PricewaterhouseCoopers (“PWC”) was appointed as the trustee (“Proposal Trustee”) in Starfield’s proposal proceedings. Pursuant to an order of the Ontario Superior Court of Justice (Commercial List), the time for the Company to file a proposal expired at the end of the day on June 28, 2013.

Starfield completed a sale of substantially all of its assets related to its Ferguson Lake project in early June 2013. In consultation with the Proposal Trustee, Starfield determined that it would not be able to put forward a viable proposal and would not be filing a proposal by the deadline. As a result, Starfield is deemed to have made an assignment in bankruptcy at the end of the day on June 28, 2013, and PWC will be the trustee in bankruptcy of the Company.

Starfield also announced that all the directors of the Company and its subsidiaries have resigned effective as at the close of business on June 28, 2013.

N. Eric Fier and Graham C. Thody were directors and/or executive officers of SilverCrest Mines in December 2010 when SilverCrest Mines received notification of administrative proceedings from the United States Securities and Exchange Commission (“SEC”). This notification was issued as a result of a registration statement filed in 1999 by Strathclair Ventures Ltd. (“Strathclair”), a predecessor company to SilverCrest Mines which was under different management until SilverCrest Mines assumed control in 2003. The order alleged that Strathclair (subsequently SilverCrest Mines) had not filed periodic reports with the SEC sufficient to maintain its registration in the United States. Following discussions with the SEC and in order to remedy the situation, SilverCrest Mines entered into a consent order with the SEC dated January 10, 2011 through which SilverCrest Mines agreed to the revocation of the registration of its common shares under the United States Securities Exchange Act of 1934. As a result, broker-dealers in the United States were unable to effect transactions in the common shares of SilverCrest Mines. On May 31, 2011, SilverCrest Mines filed a registration statement on Form 40-F for the purpose of registering its common shares under the United States Securities Exchange Act of 1934. Upon the registration statement taking effect on August 1, 2011, broker-dealers in the United States were able to effect transactions in common shares of SilverCrest Mines in the United States. In connection with a plan of arrangement transaction among the Company, SilverCrest Mines and First Majestic completed in October 2015, SilverCrest Mines ceased to be listed on any stock exchange or be a reporting issuer in any jurisdiction.

On August 31, 2015, Pierre Beaudoin was the Chief Operating Officer of Detour Gold Corporation (“Detour Gold”) when Detour Gold was advised that the Ontario Provincial Police would be investigating the circumstances surrounding the death of an employee that occurred at the Detour Lake mine site on June 3, 2015. On April 21, 2016, Detour Gold was charged with one count of criminal negligence causing death under the Criminal Code as a result of the June 2015 fatality. On August 30, 2017, Detour Gold pleaded guilty to the one count of criminal negligence. A sentencing hearing was held on August 30 and 31, 2017. Detour Gold was ordered to pay a fine of $1.4 million plus the 30% victim surcharge provided for under the Criminal Code. In addition, the court, as requested by Detour Gold, ordered a restitution payment for the family of the deceased worker for lost income through to retirement which was considered when determining the fine amount.

On May 13, 2014, Pierre Beaudoin was the Chief Operating Officer of Detour Gold when a proposed securities class action claiming, among other things, special and general damages in the amount of $80 million, was commenced against Detour Gold and its former President and Chief Executive Officer in relation to Detour Gold's secondary market public disclosure concerning the Detour Lake Mine operations between April 9, 2013 and November 7, 2013 (the “Class Action Claim”). On July 10, 2014, the plaintiff issued an Amended Statement of Claim incorporating allegations in respect of Detour Gold’s primary market disclosure, specifically in respect of Detour Gold’s final short form prospectus dated June 2, 2013. On November 29, 2016, the parties agreed to settle the Class Action Claim for $6 million and dismiss the action without any admission of liability subject to court approval which was subsequently obtained on June 27, 2017.

Other than as disclosed herein, no director or executive officer of the Company or any shareholder holding a sufficient number of Common Shares to affect materially the control of the Company:

(a)

is, as at the date of this Annual Information Form, or has been, within the ten years preceding the date of this Annual Information Form, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(b)

has, within the ten years preceding the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person;

(c)

has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(d)

has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision regarding the Company.

9.3	Conflicts of Interest

There are potential conflicts of interest to which the directors and officers of the Company will be subject in connection with the business of the Company. In particular, certain of the proposed directors and/or officers of the Company serve as directors and/or officers of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties and whose business may, from time to time, be in direct or indirect competition with the Company. Such associations may give rise to conflicts of interest from time to time. The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest, which they may have in any project opportunity of the Company. Conflicts, if any, will be subject to and governed by laws applicable to directors’ and officers’ conflicts of interest, including the procedures and remedies available under the BCBCA. The BCBCA provides that, in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided by the BCBCA. The Company is not aware of any existing or potential material conflicts of interest between the Company and any current or proposed director or officer of the Company.

10.	AUDIT COMMITTEE DISCLOSURE

Pursuant to the Business Corporations Act (British Columbia) and the Canadian Securities Administrators’ National Instrument 52-110 – Audit Committees (“NI 52-110”), the Company is required to have an audit committee.

Audit Committee Charter

Pursuant to NI 52-110, the Company’s audit committee is required to have a charter. A copy of the Company’s Audit Committee Charter is set out in Appendix A to this Information Circular.

Composition of the Audit Committee

As at the date of this Information Circular, the following is information on the members of the Company’s Audit Committee:

Name	Independent	Financial Literacy
Graham C. Thody (Chair)	Yes	Yes
Ross O. Glanville	Yes	Yes
Hannes Portmann	Yes	Yes

Relevant Education and Experience

The following describes the relevant education and experience of the members of the Audit Committee:

Graham C. Thody — Mr. Thody is a member of the British Columbia Institute of Chartered Professional Accountants as well as the Canadian Institute of Chartered Professional Accountants. Mr. Thody has served as a Director and Executive Member of the Lions Gate Hospital Foundation, as well as the Chair of its Finance Committee. He holds a Bachelor of Commerce degree (Marketing) from the University of British Columbia. He was a Partner of Nemeth Thody Anderson, an accounting firm located in Vancouver, British Columbia, from 1979 until his retirement in 2007. His practice focus included audits of reporting companies, corporate finance (including initial public offerings), corporate mergers and acquisitions as well as domestic and international tax matters. He was President and CEO of UEX Corporation (“UEX”) from November 2009 until his retirement in January 2014. He is currently a director of two other reporting companies, including UEX where he is currently Chairman, which are involved in mineral exploration and development throughout North and South America.

Ross O. Glanville — Mr. Glanville has over forty years of resource-related experience in numerous countries, and has been involved in the exploration, financing, development, and operation of a number of mines. Mr. Glanville obtained a Bachelor of Applied Science in Engineering (Mining) in 1970, became a member of the Professional Engineers Association of British Columbia in 1972, obtained a Masters Degree in Business Administration in 1974, and became a member of the Certified General Accountants Association of B.C. in 1980. He has specialized in valuations, fairness opinions, and litigation support, often as expert witness, related to the mining and exploration industry. He has prepared hundreds of valuations and fairness opinions for mining and exploration companies in North America, Africa, Australia, South America, Asia, and Europe. Mr. Glanville has formed public companies, listed on the TSX, the Australian Stock Exchange, NASDAQ, and the TSX-V, and has served on the Boards of Directors of five companies with producing mines.

Hannes P. Portmann — Mr. Portmann is a Chartered Professional Accountant and holds a Bachelor of Science in Mining Engineering from Queen’s University and a Masters of Management and Professional Accounting from the Rotman School of Management, University of Toronto. He spent 10 years with New Gold Inc. (and predecessor companies) where he moved into progressively more senior roles, ultimately serving as President and Chief Executive Officer of the intermediate gold producer from January 2017 through May 2018. Previously, as Executive Vice President, Business Development, Mr. Portmann’s primary areas of responsibility were: corporate development, investor relations, human resources and exploration. Prior to New Gold, he was a member of the Merrill Lynch investment banking mining group and the assurance and advisory practices of PricewaterhouseCoopers LLP.

Reliance on Certain Exemptions

At no time since January 1, 2018, has the Company relied on the exemption in section 2.4 of NI 52-110 (De Minimis Non-audit Services), subsection 6.1.1(4) of NI 52-110 (Circumstance Affecting the Business or Operations of the Venture Issuer), subsection 6.1.1(5) of NI 52-110 (Events Outside Control of Member), subsection 6.1.1(6) of NI 52-110 (Death, Incapacity or Resignation),or an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemption) of NI 52-110 by a securities regulatory authority or regulator.

Audit Committee Oversight

At no time since January 1, 2018, was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Company’s Board of Directors.

Pre-approval Policies and Procedures for Non-Audit Services

The Audit Committee has specifically pre-approved the auditor's review of the Company's corporate tax returns and other non-audit services for fees of up to $15,000 for the next fiscal year.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company’s external auditor in each of the last two financial years of the Company for services in each of the categories indicated are as follows:

Financial Year Ended	Audit Fees	Audit Related Fees(1)	Tax Fees(2)	All Other Fees(3)
December 31, 2018	$32,130	$9,690	Nil	$15,810
December 31, 2017	$28,050	Nil	$3,650	Nil

(1)	Pertains to assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and that are not reported under “Audit Fees”.
(2)

Pertains to professional services for tax compliance, tax advice, and tax planning. The nature of the services comprising the fees disclosed under this category relates to the preparation of the T2 Corporate Tax Returns of the Company and its Canadian subsidiary, NorCrest Metals Inc., together with related schedules.

(3)

Pertains to products and services other than services reported under the other categories. During the financial year ended December 31, 2018, the nature of the services comprising the fees disclosed under this category include reviews of the Company’s short form prospectus dated May 10, 2018, annual information form dated April 23, 2018 as amended May 9, 2018 and Form 40-F dated August 9, 2018.

11.	LEGAL PROCEEDINGS AND REGULATORY ACTIONS

11.1	Legal Proceedings

In late March 2017, the Company’s Mexico subsidiary, Minera La Llamarada S.A. de C.V. (“Llamarada”), filed a lawsuit in Mexico against Impulsora Minera Santacruz Silver, S.A. de C.V. (“IMSS”), a subsidiary of Santacruz Silver Mining Ltd. The suit demands that IMSS honour an agreement between the two Mexican subsidiaries whereby IMSS agreed to sell the El Gachi mining concessions located in Sonora, Mexico to Llamarada. Court proceedings are in progress.

There are no other legal proceedings in the Company’s last financial year which are and to which the Company is a party or to which any of its property is subject, and there are no such proceedings known to the Company to be contemplated.

11.2	Regulatory Actions

During the Company’s last financial year:

(a)	no penalties or sanctions were imposed against the Company by a court relating to securities legislation or by a securities regulatory authority;

(b)

no other penalties or sanctions were imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision in the Company’s securities; and

(c)	no settlement agreements of the Company were entered into with any court relating to securities legislation or with any securities regulatory authority.

12.	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

12.1	Interest of Management and Others in Material Transactions

Except as otherwise disclosed herein, (see item 3.2 – 2018 – Financings – Private Placement with Christopher Ritchie) no director or executive officer of the Company and no person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding Common Shares of the Company, and no associate or affiliate of any of the person or companies referred to above, has any material interest, direct or indirect, in any transactions since the Company’s incorporation on June 23, 2015, that has materially affected or is reasonably expected to materially affect the Company or any of its subsidiaries.

13.	TRANSFER AGENT AND REGISTRARS

13.1	Transfer Agent and Registrars

Computershare Investor Services Inc. (at its principal transfer offices in Vancouver, British Columbia) is the transfer agent and registrar for the Common Shares of the Company.

14.	MATERIAL CONTRACTS

14.1	Material Contracts

Other than the following contracts, available on SEDAR (www.sedar.com), there are no contracts that are material to the Company that were entered into within the last financial year of the Company or before the last financial year but is still in effect (other than contracts entered into in the ordinary course of business of the Company):

(a)

Underwriting Agreement dated May 2, 2018 between SilverCrest Metals and PI Financial Corp., Cormark Securities Inc., Beacon Securities Limited, Eight Capital, National Bank Financial Inc., BMO Nesbitt Burns Inc., Desjardins Securities Inc. and Canaccord Genuity Corp. in respect of the May 2018 prospectus offering. See “General Development of the Business – Three Year History”.

(b)

Share purchase agreement between SilverCrest Metals and SSR Mining Inc. dated November 29, 2018 whereby SSR Mining acquired 8,220,645 Common Shares at a price of $3.73 per share for gross proceeds to SilverCrest Metals of $30,663,006.

15.	INTERESTS OF EXPERTS

15.1	Names of Experts

Davidson & Company LLP is the external auditor of the Company, and such firm has prepared an auditor’s report dated March 11, 2019, with respect to the Company’s consolidated financial statements as at and for the financial year ended December 31, 2018, which were filed with the Canadian securities regulators on SEDAR (www.sedar.com). Davidson & Company LLP are independent within the meaning of the Code of Professional Conduct of the Institute of Chartered Professional Accountants of British Columbia.

N. Eric Fier, CPG, P.Eng, Chief Executive Officer of the Company. is the author of the Updated Las Chispas Report entitled “Technical Report and Updated Mineral Resource Estimate for the Las Chispas Property, Sonora, Mexico” effective September 13, 2018 and dated November 19, 2018, and filed on SEDAR at www.sedar.com.

P. James F. Barr, P.Geo of Tetra Tech Canada Inc. is the author of the Las Chispas Report entitled “Technical Report and Mineral Resource Estimate for the Las Chispas Property, Sonora, Mexico” effective February 12, 2018 and amended dated May 9, 2018, and filed on SEDAR at www.sedar.com.

15.2	Interests of Experts

To the best of the Company’s knowledge, no registered or beneficial interest, direct or indirect, in any securities or other property of the Company was held by each expert named under “Names of Experts” when the particular expert’s report was prepared, was received by such expert after the preparation of the report, or will be received by such expert.

16.	ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

Additional information in respect of 2018, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, will be contained in the Company’s information circular for the Company’s annual general meeting of shareholders anticipated to be held on May 30, 2019. Such information for 2017 is contained in the Company’s information circular dated April 13, 2018 for the Company’s last annual general meeting of shareholders held on May 31, 2018.

Additional information is provided in the Company’s audited consolidated financial statements and management’s discussion and analysis for the financial year ended December 31, 2018.

APPENDIX A
SILVERCREST METALS INC.
(the “Company”)

Audit Committee Charter

Mandate

The primary function of the audit committee (the “Committee”) is to assist the Board of Directors (“Board”) in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company’s systems of internal controls regarding finance and accounting and the Company’s auditing, accounting and financial reporting processes. The Committee’s primary duties and responsibilities are to:

•	serve as an independent and objective party to oversee the Company’s accounting and financial reporting processes and internal control system;
•	review the Company’s financial statements;
•	oversee, review and appraise the performance of the Company’s external auditor; and
•	provide an open avenue of communication among the Company’s auditor, financial and senior management and the Board.

Composition

The Committee shall be comprised of at least three directors as determined by the Board, all of whom shall be “independent” directors (as defined in National Instrument 52-110 – Audit Committees, or any successor instrument thereto, Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended, and Section 803A and 803B(2) of the NYSE American LLC Company Guide).

Each member of the Committee shall satisfy the financial literacy and experience requirements of applicable securities laws, rules and any applicable stock exchange requirements as determined by the Board, except as permitted by applicable securities regulatory guidelines. Each member of the Committee shall be able to read and understand fundamental financial statements, including the Company’s balance sheet, income statement and cash flow statement. At least one member of the Committee must be financially sophisticated within the meaning of Rule 803B of the NYSE American LLC Company Guide and must be an “audit committee financial expert” as defined in Item 407(d)(5)(ii) and (iii) of Regulation S-K.

The determination as to whether a particular director satisfies the requirements for membership on the Committee shall be made by the full Board.

A quorum of the Committee shall be a majority of the members. Each member of the Committee will be a member of the Board. In the event of an equality of votes, the Chair of the Committee shall not have a second casting vote.

The members of the Committee shall be elected by the Board at its first meeting following the annual shareholders’ meeting and shall serve until the next annual shareholders’ meeting or until earlier resignation or death. The Board may remove any member from the Committee at any time with or without cause. Unless a Chair is elected by the Board, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet at least quarterly, or more frequently as circumstances dictate or as may be prescribed by securities regulatory requirements. As part of its job to foster open communication, the Committee will meet at least quarterly with the Chief Financial Officer and the external auditor in separate sessions. The Committee shall hold in camera sessions, without management present, at every meeting.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

1.	Documents/Reports

(a)	review and update, if applicable or necessary, this Audit Committee Charter annually;

(b)

review with management and the independent auditor the Company’s annual and interim financial statements, management’s discussion and analysis, any annual and interim earnings press releases and any reports or other financial information to be submitted to any governmental and/or regulatory body, or the public, including any certification, report, opinion, or review rendered by the external auditor for the purpose of recommending their approval to the Board prior to their filing, issue or publication. The Chair of the Committee may represent the entire Committee for purposes of this review in circumstances where time does not allow the full Committee to be available;

(c)

review analyses prepared by management and/or the external auditor setting forth significant financial reporting issues and judgements made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP or IFRS methods on the financial statements;

(d)	review the effect of regulatory and accounting initiatives, as well as off balance sheet structures, on the financial statements of the Company;

(e)

review policies and procedures with respect to directors’ and officers’ expense accounts and management perquisites and benefits, including their use of corporate assets and expenditures related to executive travel and entertainment, and review the results of the procedures performed in these areas by the external auditor, based on the terms of reference agreed upon by the external auditor and the Committee;

(f)	review expenses of the Board Chair, President, Chief Executive Officer and Chief Financial Officer annually; and

(g)

ensure that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, as well as review any financial information and earnings guidance provided to analysts and rating agencies, and periodically assess the adequacy of those procedures.

2.	External Auditor

“External auditor” as used here shall mean any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company. Each such external auditor shall report directly to the Committee. With respect to the external auditor, the Committee shall:

(a)	review annually, the performance of the external auditor who shall be ultimately accountable to the Board and the Committee as representatives of the shareholders of the Company;

(b)

obtain annually, a formal written statement of external auditor setting forth all relationships between the external auditor and the Company consistent with The Public Company Accounting Oversight Board Rule 3526;

(c)	review and discuss with the external auditor any disclosed relationships or services that may have an impact on the objectivity and independence of the external auditor;

(d)	take appropriate action to oversee the independence of the external auditor, including the resolution of disagreements between management and the external auditor regarding financial reporting;

(e)	appoint, retain and replace the external auditor to be nominated annually for shareholder approval;

(f)	determine the compensation to be paid to the external auditor;

(g)	oversee the work of the external auditor, including the resolution of disagreements between management and the external auditor regarding financial reporting;

(h)

at each meeting, where desired, consult with the external auditor, without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company’s financial statements;

(i)	review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company;

(j)	review with the external auditor the audit plan for the year-end financial statements; and

(k)

deal directly with the external auditor and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company’s external auditor. The authority to pre-approve non-audit services may be delegated by the Committee to one or more independent members of the Committee, provided that such pre-approval must be presented to the Committee’s first scheduled meeting following such pre- approval. Pre-approval of non-audit services is satisfied if:

(i)

the aggregate amount of all the non-audit services that were not pre-approved is reasonably expected to constitute no more than 5% of the total amount of fees paid by the Company and subsidiaries to the Company’s external auditor during the fiscal year in which the services are provided;

(ii)	the Company or a subsidiary did not recognize the services as non-audit services at the time of the engagement; and

(iii)

the services are promptly brought to the attention of the Committee and approved, prior to completion of the audit, by the Committee or by one or more of its members to whom authority to grant such approvals has been delegated by the Committee.

3.	Financial Reporting Processes

(a)	in consultation with the external auditor, review with management the integrity of the Company’s financial reporting process, both internal and external;

(b)	consider the external auditor’s judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting;

(c)	consider and approve, if appropriate, changes to the Company’s auditing and accounting principles and practices as suggested by the external auditor and management;

(d)	review significant judgments made by management in the preparation of the financial statements and the view of the external auditor as to appropriateness of such judgments;

(e)

following completion of the annual audit, review separately with management and the external auditor any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information;

(f)	review any significant disagreement among management and the external auditor in connection with the preparation of the financial statements;

(g)	review with the external auditor and management the extent to which changes and improvements in financial or accounting practices have been implemented;

(h)	review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters;

(i)	review certification process;

(j)	establish a procedure for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters;

(k)	establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters; and

(l)

carry out a review designed to ensure that effective “whistle blowing” procedure exists to permit stakeholders to express any concerns regarding accounting, internal controls, auditing matters or financial matters to an appropriately independent individual.

4.	Other

	(a)	review any material related party transactions;

(b)

periodically review and recommend changes to the Board of the Company’s Code of Business Conduct and Ethics (the “Code”), monitor compliance with the Code, investigate any alleged breach or violation of the Code and enforce the provisions of the Code. The Committee shall consider any requests for waivers from the Code, provided that a waiver from the Code for any directors or executive officers must be approved by the Board. The Company shall make prompt disclosure of such waivers of the Code to Canadian and U.S. securities regulatory authorities as required by law;

	(c)	have the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties;

(d)

set compensation for (i) an external auditor engaged for the purpose of preparing an audit report or performing other audit review or attest services for the Company, (ii) any advisors employed by the Committee, and (iii) ordinary administrative expenses of the Committee; and

(e)

be provided with appropriate funding, as determined by the Committee, for payment of: (i) compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company (ii) compensation to any advisors employed by the Committee, and (iii) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.